Exhibit 1

Japan

This description of Japan is dated August 7, 2023, and appears as Exhibit 1 to Japan’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2023.

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF OR GUARANTEED BY JAPAN.

TABLE OF CONTENTS

GENERAL	4
Area and Population	4
Government	4
Political Parties	4
Leadership	5
International Organizations	5
International Trade Agreements	6
THE ECONOMY	8
General	8
Summary of Key Economic Indicators	11
Gross Domestic Product and National Income	12
Industry	14
Energy	14
Price Indices	16
Labor	16
Aging Workforce and Population Decrease	19
FOREIGN TRADE AND BALANCE OF PAYMENTS	21
Foreign Trade	21
Balance of Payments	24
Foreign Exchange Rates	25
Foreign Direct Investment	25
FINANCIAL SYSTEM	28
The Bank of Japan and Monetary Policy	28
Government Financial Institutions	30
Private Financial Institutions	31
GOVERNMENT FINANCE	32
Revenues, Expenditures and Budgets	32
Tax Structure	37
Fiscal Investment and Loan Program	37
DEBT RECORD	38
JAPAN’S PUBLIC DEBT	38
INTERNAL DEBT	40
Direct Debt of the Japanese Government	40
Debt Guaranteed by the Japanese Government	43
EXTERNAL DEBT	44
Debt Guaranteed by the Japanese Government	44
SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS	45

FURTHER INFORMATION

This document appears as an exhibit to Japan’s Annual Report filed with the U.S. Securities and Exchange Commission (the “Commission”) on Form 18-K for the fiscal year ended March 31, 2023. Additional information with respect to Japan is available in such Annual Report, in the other exhibits to such Annual Report and in amendments thereto. Such Annual Report, exhibits and amendments may be inspected and copied at the public reference room maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Information regarding the operations of the public reference room can be obtained by calling the Commission at 1-800-SEC-0330. The Annual Report and its exhibits and amendments are also available through the Commission’s Internet website at http://www.sec.gov.

In this document all amounts are expressed in Japanese Yen (“¥” or “yen”), except as otherwise specified. The spot buying rate quoted on the Tokyo Foreign Exchange Market on July 31, 2023 as reported by The Bank of Japan at 5:00 p.m., Tokyo time, was ¥142.17=$1.00, and the noon buying rate on July 28, 2023 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥140.72=$1.00. See “Foreign Trade and Balance of Payments — Foreign Exchange Rates”.

References herein to Japanese fiscal years (“JFYs”) are to 12-month periods commencing in each case on April 1 of the year indicated and ending on March 31 of the following year. References to years not specified as being JFYs are to calendar years.

Japan

GENERAL

Area and Population

Japan, an archipelago in the western Pacific, consists of four main islands (Hokkaido, Honshu, Kyushu and Shikoku) which are mostly mountainous located in the same approximate range of latitude as the east coast of the United States north of Florida. The total area of Japan is approximately 146,000 square miles, which is slightly less than that of California and about 4% of the United States. It is bordered by the Sea of Japan to the west and north, and by the Pacific Ocean to the east and south.

Japan has a total population of approximately 125 million (estimated as of July 1, 2023). It has one of the highest population densities in the world and approximately 24.3% of its people (estimated as of October 1, 2022) are concentrated in three metropolitan areas (Tokyo, Osaka and Nagoya). Japan’s rate of population decrease during the years 2018-2022 was 1.4%. Japan’s population decreased 0.4% during the 12 months ended October 1, 2022 (estimated as of October 1, 2022).

Government

The legislative power in Japan is vested in the Diet, which currently consists of a House of Representatives having 465 members and a House of Councillors having 248 members. Members of both houses are elected by direct universal suffrage, except that some members of each house are elected by proportional representation. The power of the House of Representatives is superior to that of the House of Councillors in respect of approving certain matters including the national budget and electing the Prime Minister.

The executive power is vested in the Cabinet consisting of a Prime Minister, elected by the Diet from among its members, and other Ministers appointed by the Prime Minister, a majority of whom must be members of the Diet. The judicial power is vested in the Supreme Court and such lower courts as are established by law.

Japan’s 47 prefectures, and its cities, towns and villages, have a certain degree of local autonomy through popularly elected legislative bodies and chief executives. The central government exercises its influence on local governments indirectly through financial aid and prescribing standards of local administration.

Political Parties

Members of the House of Representatives are elected for four-year terms unless the House of Representatives is dissolved prior to expiration of their terms. The House of Representatives was dissolved on October 14, 2021 and an election was held on October 31, 2021. 289 members were elected from single-member districts and 176 members were elected through a proportional representation process from 11 regional districts. Pursuant to a revision of the Public Offices Election Act in July 2018, the number of seats in the House of Councillors was increased to 248 from 242. The members are elected for six-year terms with one-half of the membership being elected every three years. In an election in July 2022, 124 members were elected, of which 50 members were elected through a proportional representation system and 74 members were elected from 45 districts that correspond to the 47 prefectures of Japan. Currently, the House of Councillors consists of 124 members whose term expires in July 2025 and 124 members whose term expires in July 2028.

The following tables set forth the membership by political party of the House of Representatives as of July 18, 2023 and the House of Councillors as of July 27, 2023.

House of Representatives
Liberal Democratic Party	262
The Constitutional Democratic Party of Japan and the Independent	96
Nippon Ishin (Japan Innovation Party)	41
Komeito	32
Democratic Party For the People	10
Japanese Communist Party	10
Yushi no Kai	5
REIWA SHINSENGUMI	3
Independents	5
Vacancies	1

Total	465

Source: House of Representatives.

House of Councillors
Liberal Democratic Party	118
The Constitutional Democratic Party of Japan and Social Democratic Party	40
Komeito	27
Nippon Ishin (Japan Innovation Party)	21
Democratic Party For the People and The Shin-Ryokufukai	13
Japanese Communist Party	11
REIWA SHINSENGUMI	5
Okinawa Whirlwind	2
seijikajoshi48party	2
Independents	8
Vacancies	1

Total	248

Source: House of Councillors.

Leadership

Japan’s current Prime Minister is KISHIDA Fumio, a member of the Liberal Democratic Party of Japan and member of the House of Representatives in the Diet. KISHIDA Fumio was elected as Japan’s 100th Prime Minister on October 4, 2021, succeeding the former Prime Minister SUGA Yoshihide.

International Organizations

Japan is a member of the United Nations and other international organizations, including the International Monetary Fund, International Bank for Reconstruction and Development, International Development Association, International Finance Corporation, International Fund for Agricultural Development, Multilateral Investment Fund, Multilateral Investment Guarantee Agency, Asian Development Bank, African Development Bank, African Development Fund, European Bank for Reconstruction and Development, Inter-American Development Bank and Inter-American Investment Corporation. See “Subscriptions to International Financial Organizations”.

International Trade Agreements

Japan signed an agreement to join the Trans Pacific Partnership, or TPP, on February 4, 2016. Upon the ratification of the TPP, Japan and the other participating countries planned to not only eliminate tariffs on products but also liberalize services and investment, and establish rules in a wide range of fields, including intellectual property, e-commerce and the environment. Although Japan ratified the TPP on January 20, 2017, the United States announced its formal withdrawal from the TPP on January 23, 2017. On March 8, 2018, Japan and ten other countries excluding the United States signed the Comprehensive and Progressive Agreement for Trans-Pacific Partnership, or CPTPP, pursuant to which each signatory country agreed to start the necessary preparations for the implementation of the TPP. The CPTPP entered into force for Japan, Mexico, Singapore, New Zealand, Canada, and Australia on December 30, 2018, for Vietnam on January 14, 2019, for Peru on September 19, 2021, for Malaysia on November 29, 2022, for Chile on February 21, 2023 and for Brunei on July 12, 2023. On February 1, 2021, the United Kingdom formally applied to join the CPTPP. On March 31, 2023, the United Kingdom and the members of the CPTTP concluded negotiations on the United Kingdom’s accession to the CPTPP. On July 16, 2023, the members of the CPTTP formally approved the United Kingdom’s application for membership. The United Kingdom is expected to join the CPTPP after ratification of the formal agreement by the United Kingdom and each of the party states.

Japan has also entered into Economic Partnership Agreements, or EPAs, with various countries, including Singapore, Mexico, Malaysia, Chile and Thailand. As of July 2023, Japan had entered into a total of 21 EPAs (including the TPP) with 24 countries and regions. Pursuant to the EPAs, Japan will collaborate comprehensively with the counterparties to, among other things, reduce or eliminate tariffs, grant most-favored-nation status in the fields of investment, services and government procurement and expedite patent review and enhance patent protection in the field of intellectual property.

Japan is also a member of international organizations which are based on international trade treaties and other agreements which seek to promote free trade in the international market, including the following: the World Trade Organization, the Organization for Economic Co-operation and Development, the World Customs Organization and the International Trade Centre.

The following is a map of Japan, illustrating its location with respect to neighboring countries:

MAP OF JAPAN

Road
Outer limits of Japanese territory
Boundary, etc. between the land area whose attribution has not yet been determined and other nations
City
Distance from Tokyo
1000km
Map Projection : Azimuthal equidistant projection
Standard point : Origin of the Japanese Horizontal Control Network (Minato City, Tokyo) 35° 39' 29" N 139° 44' 29" E
Bathymetry is taken from the GEBCO Digital Atlas.
0 100 200 300 400 500km
SEA OF OKHOTSK
SAKHALIN
KURILE ISLANDS
The most northern end of Japan
Etorofu Is.
Kunashiri Is.
Rebunto Is.
Asahikawa
Sapporo
Kushiro
Hakodate
Aomori
Akita
Morioka
SEA OF JAPAN
Sendai
Takeshima
OKI ISLANDS
Kanazawa
Niigata
Nagano
Utsunomiya
Matsue
Kyoto
Nagoya
Tokyo
Hiroshima
Osaka
Fukuoka
Matsuyama
Hizen-Torishima Is.
Kagoshima
IZU ISLANDS
Hachijojima Is.
JAPAN
NORTH PACIFIC OCEAN
Yakushima Is.
EAST CHINA SEA
NANSEI ISLANDS
Torishima Is.
SENKAKU ISLANDS
Uotsuri Is.
Naha
Chichijima Is.
OGASAWARA ISLANDS
Yonaguni Is.
The most western end of Japan
Minami-Daitojima Is.
Oki-Daitojima Is.
Minami-Iwoto Is.
The most eastern end of Japan
Minami-Torishima Is.
The most southern end of Japan
Oki-no-Tori Shima Is.
PHILIPPINE SEA

This map is compiled from 1:5,000,000 Japan and Its Surroundings (2017 Revised).

"Sea of Japan" is referred to as "Japan Sea" in the "Limits of Oceans and Seas" (S-23), published by the International Hydrographic Organization.

Geospatial Information Authority of Japan
Ministry of Land, Infrastructure, Transport and Tourism
Government of Japan

THE ECONOMY

General

Japan has a highly advanced and diversified economy, which has developed in response to changing conditions in Japan and the world. During the era of high economic growth in the 1960s and the early 1970s, the expansion was based on the development of heavy industries consuming large quantities of resources. During the 1980s, there was rapid growth in high value-added industries, such as electronics and precision instruments, which employ high level technology and consume relatively low quantities of resources. The service sector of the economy grew significantly during the 1980s and 1990s.

While the Japanese economy expanded during the period from 2002 to 2007, amidst that expansion, and prior to the global economic crisis of 2008, Japan continued to face several domestic economic difficulties. Among other things, domestic consumption contributed to the economic recovery to a lesser degree than was the case in prior economic growth periods. Also, despite the improving employment environment at the time, the average wage failed to grow appreciably. While those Japanese manufacturing companies with a global competitive edge achieved growth on the back of the favorable world economy, small-to-medium enterprises and non-manufacturing sectors realized only limited productivity growth and profitability. This in turn caused imbalance in the level of economic recovery among the different regions in Japan. In the longer term, Japan faced a declining population, mass retirement of the baby boomer generation, environmental/energy conservation agenda, and fiscal deficit problem. Against this backdrop, the subprime loan crisis in the United States and increases in the prices of energy and raw materials precipitated weakness in the global economy, caused the Japanese economy to deteriorate. Throughout JFY 2008, the global economy continued to worsen, as the collapse of several major financial institutions in the United States and other factors contributed to a credit tightening, volatility in stock, currency and other markets, loss of consumer confidence and decrease in business and industrial activities on a global basis. The Japanese economy was also adversely affected by these factors, especially as Japan’s export sector was hit by the decline in global demand and appreciation of the yen against other major currencies. After February 2008, Japan had entered a recession. The Japanese economy in JFY 2010 picked up, despite a difficult situation where the unemployment rate remained at a high level.

On March 11, 2011, just as the Japanese economy was in a transition from the state of stagnation to recovery, the Great East Japan Earthquake (the “Earthquake”) struck Japan. As a result, the Japanese economy posted negative growth for the first and second quarter in 2011. Unlike the cases of the Great Hanshin-Awaji Earthquake in 1995 or Hurricane Katrina in 2005, personal consumption declined on a nationwide basis, with consumer sentiment deteriorating sharply after the Earthquake. The Earthquake had a severe impact on production in Japan through the shutdown of damaged factories, disruptions of the supply chains and power supply constraints. In particular, the Earthquake affected Japan’s auto industry which depends on the Tohoku region for the supply of key parts including semiconductors and other electronic components. The supply constraints and the slower growth in corporate earnings in the aftermath of the Earthquake also put downward pressure on capital investment activities. The Earthquake was accompanied by a nuclear power plant accident, which not only caused power supply constraints but also had a chilling effect on certain business activities, such as in the tourism and leisure sectors. Following the Earthquake, the number of visitors to Japan from foreign countries dropped by approximately half from the monthly averages in the prior year. The Earthquake and its aftermath prompted the Government of Japan to compile a series of supplementary budgets to support reconstruction efforts. On May 2, 2011, a first supplementary budget of approximately ¥4 trillion was approved by the Diet to finance reconstruction relating to damages from the Earthquake and tsunami. The budget was aimed at disaster relief, including providing temporary housing, rebuilding of facilities and disaster assistance loans. On July 25, 2011, the Japanese government approved a second supplementary budget of approximately ¥2 trillion aimed at further disaster relief, including increasing the Contingency Reserve for Recovery from the Great East Japan Earthquake. On November 21, 2011, the Japanese government approved the third supplementary budget of approximately ¥12 trillion aimed at disaster relief, including provision of emergency support to people affected by the disaster and reconstruction of public utilities and facilities. On February 8, 2012, the Japanese government approved the fourth supplementary budget including the establishment of a government guaranteed ¥500 billion credit facility in response to the so-called “Overlapping Debt Problem”, whereby the burden of existing debt makes it difficult to raise funds for victims of the Earthquake. Thereafter, the Japanese government approved budgets of approximately ¥4 trillion for JFY 2012, ¥5 trillion for JFY 2013 and ¥4 trillion for JFY 2014 to finance reconstruction efforts.

The Earthquake and the nuclear disaster in Fukushima were followed by severe flooding that occurred at the end of July 2011 in Thailand, one of Japan’s largest trading partners for both exports and imports. The suspended operations of the local factories in Thailand suppressed Japan’s Thailand bound exports of goods including intermediary materials for cars and electronics and thereby adversely affected the Japanese economy.

Thus, JFY 2011 started in a very challenging environment, with the Earthquake seriously crippling the economy, which posted negative growth for the first quarter. Over time, the government and the people joined forces in an all-out effort to rebuild the social and economic infrastructure, facilitating a rapid recovery of the supply chains and helping the economy on a track to a gradual recovery. Since the summer of 2011, however, the rapid appreciation of the yen, the reduced external demand due to the Thai flooding (as described above) and deceleration in the world economy stemming from the European sovereign debt crisis kept such recovery to a modest level.

In December 2012, the Cabinet Office of the Government of Japan announced “Abenomics” (named after the former Prime Minister ABE Shinzo), an economic strategy of pursuing an expansionary monetary policy, a flexible fiscal policy and an economic growth agenda that promotes private investment, with the goal of achieving GDP growth and job creation. Pursuant to this strategy, specific measures to be implemented include accelerating reconstruction efforts in areas damaged by the Earthquake, increasing stimulus spending and subsidies aimed at strategically important sectors and utilizing a more flexible approach to economic and fiscal management. Other more recent Abenomics measures include the liberalization of electricity retail sales in April 2016 and the liberalization of gas retail sales in April 2017.

Additionally, in January 2013, the Government of Japan and the Bank of Japan (the “BOJ”) issued a joint statement announcing measures to overcome deflation and achieve sustainable economic growth with price stability in order to establish a sustainable fiscal structure and sound fiscal management. In March 2013, KURODA Haruhiko, former President of the Asian Development Bank, was appointed as governor of the BOJ. In April 2013, the BOJ announced its new quantitative and qualitative monetary easing policy, under which the BOJ is aiming to achieve a price stability target of 2% in terms of the year-on-year rate of change in the consumer price index at the earliest possible time. Nominal GDP increased by 2.0% during JFY 2022, and the annual growth rate of real GDP was 1.4%. The Japanese Diet has passed comprehensive social security and tax reform, including an increase in the consumption tax rate from 5% to 8% in 2014, and from 8% to 10% in 2015. Accordingly, the consumption tax rate was increased to 8% in April 2014. The increase in the consumption tax rate from 8% to 10% was postponed but introduced in October 2019. Due in part to this increase in the consumption tax, real GDP decreased during the fourth quarter of 2019 by 2.7% compared to the prior quarter. In addition to the increase in the consumption tax rate, as part of the tax reform, the effective corporate tax rate was reduced from 34.62% to 32.11% for JFY 2015 and it was further reduced to 29.97% for JFY 2016 and to 29.74% for JFY 2018.

The Japanese economy faces certain challenges. Challenges for the Japanese economy include, as further described herein, an increased dependence on LNG and other energy imports as a result of the nuclear accident at the Fukushima Daiichi Nuclear Plant and suspension of operations at other nuclear power plants and, over the long term, demographic challenges, such as the decline in the labor market due to the population aging and decreasing population, and the high levels of public debt and associated debt servicing payments. In addition, the Japanese economy is also exposed to challenges due to the potential impact of political disputes, technology and trade tensions with or among major trading partners, including China and the United States, as well as the potential escalation of geopolitical risks associated with the Middle East, North Korea or other countries or regions, which may negatively impact Japan’s international trade and economy more generally.

In December 2019, the emergence of COVID-19 was reported in Wuhan, Hubei Province, China and COVID-19 has subsequently spread throughout the world, including in Japan. On January 30, 2020, the World Health Organization declared COVID-19 a public health emergency of international concern and, on March 11, 2020, the World Health Organization declared COVID-19 a global pandemic. The COVID-19 pandemic is currently having an adverse impact on the global economy, the severity and duration of which is difficult to predict.

Economic activity in Japan has been significantly restricted by the COVID-19 pandemic and the measures implemented to slow the spread of the disease. Due primarily to the impact of the COVID-19 pandemic, real GDP decreased by 4.1% during JFY 2020 compared to the prior year. In response to this pandemic, the Japanese government and the BOJ have announced a number of fiscal, monetary and economic measures aimed at mitigating the resulting economic impact. While the COVID-19 pandemic is expected to continue to have a significant negative impact on the Japanese economy, the duration and extent of the economic impact of COVID-19 remain highly uncertain.

In order to slow the spread of COVID-19, the Japanese central and local governments have implemented a number of measures, including the declaration of multiple states of emergency by the Prime Minister of Japan. In addition, the emergence of a new COVID-19 variant in late 2021 prompted the Japanese government to re-impose international travel restrictions including closure of international borders to almost all foreign nationals and resulted in the introduction of certain other preventative measures. These restrictions had a severe impact on both business travel and inbound international tourism, an important and formerly growing sector of the Japanese economy. According to the Monthly Economic Report published by the Cabinet Office of Japan for July 2023 published on July 26, 2023, economic activity is recovering moderately as the employment and income situation is improved and the implementation of various policies brought positive effects. Although many of the preventative measures such as restrictions on international travel have been recently relaxed, the number of infections continues to be high, and the duration and extent of the economic impact of COVID-19 still remain highly uncertain.

In addition, the global economy has recently been impacted by Russia’s large-scale military activity against Ukraine that was initiated in February 2022 and the related economic sanctions imposed on certain Russian entities and persons by many major countries. In particular, financial and commodity markets have experienced significant volatility and energy prices have sharply increased mainly due to concerns regarding disruptions in oil and natural gas supply. Driven in part by increases in energy prices as well as increases in raw materials prices, there has been a significant inflationary trend in consumer prices in many major economies including Japan, and monetary authorities in some major economies have been tightening monetary policy in response to this trend. Depending on how the conflict develops and any additional economic sanctions imposed on Russia, as well as the impact of inflation and monetary policy developments, economic conditions in Japan and globally may be negatively impacted for an uncertain period of time.

Specifically with respect to Japan, the year-on-year rate of increase in the consumer price index (the “CPI”) (all items less fresh food) is expected to be relatively high over the short term due to the effects of cost increases, led by a rise in import prices, being passed through to consumers. The Japanese government’s measures to reduce the household burden of higher gasoline prices, electricity charges, and manufactured and piped gas charges are expected to push down the year-on-year rate of change in the CPI (all items less fresh food) during the first half of fiscal 2023.

Thereafter, inflation is projected to moderately increase on the back of improvement in the output gap, rises in medium- to long-term inflation expectations and in wage growth and the waning effects of economic measures pushing down energy prices.

While it is not clear how inflation will affect the Japanese yen, consumer and industrial prices in Japan, it is possible that inflationary trends may negatively affect the Japanese economy.

Summary of Key Economic Indicators

The following tables set forth information regarding certain of Japan’s key economic indicators for the periods indicated:

	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022

	(yen amounts in billions, except percentages and index)
Percentage Changes of GDP from Previous Year
At Nominal Prices	0.2%	0.0%	-3.5%	2.4%	2.0%
At Real Prices(a)	0.2	-0.8	-4.1	2.6	1.4
Total Revenues of Consolidated General and Special Accounts(b)	¥243,868	¥251,292	¥353,277	¥322,651	¥319,637
Total Expenditures of Consolidated General and Special Accounts(b)	226,661	232,905	305,846	285,348	310,052
Surplus of Consolidated Revenues over Consolidated Expenditures(b)	17,206	18,387	47,431	37,303	9,584
Public Debt	954,863	965,926	993,542	1,037,735	1,072,905

(a)	Real prices are based on calendar year 2015.

(b)	The data for JFY 2022 is the provisional results as of December 31, 2022.

Source: Economic and Social Research Institute; Cabinet Office; and Ministry of Finance.

	2018	2019	2020	2021	2022

	(yen or dollar amounts in billions, except percentages and index)
Unemployment Rate	2.4%	2.4%	2.8%	2.8%	2.6%
Consumer Price Index(a)	99.5	100.0	100.0	99.8	102.3
Annual Change	1.0%	0.5%	0.0%	-0.2%	2.5%
Corporate Goods Price Index(b)	101.0	101.2	100.0	104.6	114.7
Annual Change	2.6%	0.2%	-1.2%	4.6%	9.7%
Current Account regarding Balance of Payments	¥19,505	¥19,251	¥15,992	¥21,536	¥11,547
Official Foreign Exchange Reserves	$1,271	$1,324	$1,395	$1,406	$1,228

(a)	Calendar year 2020=100.

(b)	Calendar year 2020=100. Indices are calculated using the monthly averages.

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”; Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications; Domestic Corporate Goods Price Index, Bank of Japan; and Ministry of Finance.

Gross Domestic Product and National Income

In December 2016, the methodology of calculating Japan’s GDP was revised to implement the System of National Accounts 2008 (2008 SNA), the latest version of the international statistics standard for the national accounts adopted by the United Nations Statistical Commission, as well as other changes. In December 2020, the methodology of calculating Japan’s GDP was further revised to change the benchmark year for real prices from 2011 to 2015. Revised GDP figures based on this methodology were published for prior years starting from JFY 1994. The GDP figures set forth in the tables below reflect this revised methodology.

The following table sets forth information pertaining to Japan’s gross domestic product for JFY 2018 through JFY 2022. Nominal GDP increased by 2.0% during JFY 2022, and the annual growth rate of real GDP was 1.4%. While the duration and extent of the economic impact of COVID-19 remain highly uncertain, it is likely that the continued spread of COVID-19 will have a significant negative impact on the Japanese economy, including with respect to nominal and real GDP.

Gross Domestic Product(a)

	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022	Percentage of JFY 2022 GDP

	(yen amounts in billions)
Total Consumption
Private sectors	¥304,774	¥303,859	¥288,502	¥296,323	¥312,640	55.6%
Public sectors	109,089	111,827	113,798	118,968	121,951	21.7

	413,863	415,686	402,300	415,291	434,591	77.3
Total Gross Capital Formation
Private sectors
Producers’ Durable Equipment	92,386	91,643	86,034	90,082	96,727	17.2
Residential Construction	20,539	21,393	19,869	21,129	21,168	3.8
Public sectors	28,391	29,297	30,839	29,807	30,206	5.4

	141,315	142,332	136,742	141,018	148,100	26.4
Additions to Business Inventories
Private sectors	2,212	883	-960	1,123	2,751	0.5
Public sectors	-71	-5	-101	-90	-247	-0.0

	2,141	878	-1,061	1,034	2,504	0.4
Net Exports of Goods and Services	-749	-2,060	-408	-6,679	-23,312	-4.1

Nominal Gross Domestic Expenditures	¥556,571	¥556,836	¥537,573	¥550,664	¥561,884	100.0%

Real Gross Domestic Expenditures(b)	¥554,546	¥550,138	¥527,376	¥541,037	¥548,537

Surplus of the Nation on Current Account
Exports of Goods and Services and Other Receipts from Abroad	33,864	34,364	30,266	41,194	51,613
Less: Imports of Goods and Services and Other Payments Abroad	12,153	12,475	10,463	12,165	16,229

	21,712	21,889	19,803	29,029	35,384

Gross National Income	¥578,282	¥578,725	¥557,376	¥579,692	¥597,268
Percentage Changes of GDP from Previous Year
At Nominal Prices	0.2%	0.0%	-3.5%	2.4%	2.0%
At Real Prices(b)	0.2	-0.8	-4.1	2.6	1.4
Deflator(c)	-0.1	0.8	0.7	-0.2	0.6

(a)	GDP financial data are subject to change.

(b)	Real prices are based on calendar year 2015.

(c)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office

The following table sets forth information pertaining to Japan’s gross domestic product, as seasonally adjusted, for each of the eight quarters ended March 31, 2023.

	Quarterly Gross Domestic Product(a)
	2021			2022				2023
	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter

	(yen amounts in billions)
Nominal Gross Domestic Expenditures(b)	¥551,053	¥547,720	¥551,690	¥552,513	¥559,386	¥554,348	¥560,760	¥571,987

Real Gross Domestic Expenditures(b)(c)	¥540,503	¥538,355	¥545,019	¥541,292	¥548,750	¥546,741	¥547,307	¥551,001

Percentage Changes of GDP from the Previous Quarter At Nominal Prices(d)	0.5%	-0.6%	0.7%	0.1%	1.2%	-0.9%	1.2%	2.0%
At Real Prices(c)(d)	0.4	-0.4	1.2	-0.7	1.4	-0.4	0.1	0.7
Deflator(e)	0.1	-0.2	-0.5	0.8	-0.1	-0.5	1.1	1.3

(a)	Quarterly GDP financial data are subject to change.

(b)	Numbers are based on seasonally-adjusted GDP figures.

(c)	Real prices are based on calendar year 2015.

(d)	Percentage changes are based on seasonally-adjusted GDP figures.

(e)	Deflator is a price index used to convert nominal prices into real prices. Deflator is derived by dividing nominal GDP by real GDP.

Source: Economic and Social Research Institute, Cabinet Office.

Per Capita Gross Domestic Product

The following table indicates per capita gross domestic product for the last five years.

	Per Capita GDP
JFY	Amount (in thousands of yen)	Year-on-year change (%)
2017	¥4,379	2.1
2018	4,392	0.3
2019	4,401	0.2
2020	4,261	-3.2
2021	4,386	2.9

National Income

The following table sets forth national income for calendar year 2017 through calendar year 2021.

	National Income
	2017	2018	2019	2020	2021

	(yen amounts in billions)
Domestic Factor Income	¥380,613	¥381,191	¥379,551	¥357,831	¥365,220
Net Income from Abroad	20,461	21,289	21,857	19,576	26,669

National Income at Factor Cost	¥401,074	¥402,481	¥401,408	¥377,407	¥391,888

Percentage Changes of Income at Factor Cost from Previous Year	2.0%	0.4%	(0.3)%	(6.0)%	3.8%

Source: Economic and Social Research Institute, Cabinet Office.

Industry

The following table sets forth the proportion of gross domestic product contributed by major industrial sectors of the economy for calendar year 2017 through calendar year 2021.

GDP by Industrial Sectors (at nominal prices)

	2017	2018	2019	2020	2021
Industry
Agriculture, forestry and fishing	1.1%	1.0%	1.0%	1.0%	1.0%
Mining	0.1	0.1	0.1	0.1	0.1
Manufacturing	20.4	20.6	20.2	20.0	20.5
Electricity, gas and water supply and waste management service	2.9	2.9	3.1	3.2	2.8
Construction	5.4	5.4	5.5	5.7	5.5
Wholesale and retail trade	13.0	12.7	12.4	12.7	13.6
Transport and postal services	5.3	5.3	5.4	4.2	4.1
Accommodation and food service activities	2.6	2.6	2.5	1.7	1.4
Information and communications	4.8	4.9	4.9	5.1	5.1
Finance and insurance	4.0	4.1	4.0	4.2	4.3
Real estate	11.8	11.7	11.8	12.2	11.9
Professional, scientific and technical activities	8.0	8.1	8.3	8.7	8.8
Public administration	4.9	4.9	5.0	5.2	5.1
Education	3.4	3.4	3.5	3.5	3.5
Human health and social work activities	7.6	7.7	7.8	8.2	8.3
Other service activities	4.1	4.0	4.1	3.7	3.7

Total	99.5%	99.5%	99.5%	99.5%	99.6%

Source: Economic and Social Research Institute, Cabinet Office, Annual Report on National Accounts.

Energy

The following table sets forth the total amounts of primary energy supplied and the percentages supplied by different sources for JFY 2017 through JFY 2021.

	Total Primary Energy Supplied (peta-joules)	Sources of Primary Energy Supplied(a)
JFY		Oil	Coal	Nuclear	Natural Gas	Other
2017	20,072	39.0%	25.1%	1.4%	23.4%	11.1%
2018(b)	19,692	37.5	25.1	2.8	22.9	11.7
2019(b)	19,119	37.1	25.4	2.8	22.4	12.4
2020(b)	17,942	36.4	24.6	1.8	23.8	13.3
2021(b)	18,670	36.0	25.8	3.2	21.4	13.6

(a)

Figures represent the proportion of each source as a share of the domestic primary energy supplied. Domestic primary energy supplied is total primary energy supplied less exports and inventory adjustments.

(b)

Standard heating value by energy source, which is used to create total primary energy supplied statistics, is revised every five years. Figures for 2018 through 2021 represent the revised standard heating value by energy source.

Source: Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry, Report on Energy Supply and Demand.

Since JFY 2011, largely due to the effects of the Earthquake, the import of oil and natural gas as alternatives to nuclear energy increased significantly as the demand increased for power generation at thermal power stations.

The table below sets forth information regarding crude oil imports for JFY 2018 through JFY 2022.

	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022
Volume of imports (thousand kilo-liters per day)	475	471	385	403	430
Cost of imports (c.i.f. in billions of yen)	¥8,721	¥7,980	¥4,058	¥8,018	¥13,694
Average price (c.i.f. in yen kilo-liters)	¥50,274	¥46,389	¥28,872	¥54,523	¥87,207

Source: Customs and Tariff Bureau, Ministry of Finance.

Japan has historically depended on oil for most of its energy requirements and almost all its oil is imported, mostly from the Middle East. Oil price movements thus have a major impact on the domestic economy. The oil price has fluctuated significantly in recent years, reaching approximately ¥75,000 per kilo-liter in January 2014, then dropping below ¥37,000 per kilo-liter in February 2015, and increasing again to approximately ¥50,000 per kilo-liter in June 2015. In the first quarter of 2016, oil price dropped below ¥30,000 per kilo-liter due to oversupply and uncertainties regarding the Chinese economy. After the first quarter, oil price began increasing due to the mild recovery of the world economy and the OPEC agreement to reduce production. Although the oil price significantly declined soon after the outbreak of COVID-19 in 2020, below ¥20,000 per kilo-liter in May 2020, it has steadily increased since then, as the world economy has gradually recovered from the impact of COVID-19. Recently, the oil price has increased sharply and remained high at ¥71,828 per kilo-liter in June 2023, in part due to the conflict between Russia and Ukraine and the resulting disruption in the oil supply.

Japan has worked to reduce its dependence on oil by encouraging energy conservation and the use of alternative fuels. In addition, a restructuring of industry, with emphasis shifting from primary industries to processing and assembly type industries and from manufacturing industry to service industry, has also contributed to the reduction of oil consumption.

The following table sets forth information relating to total electric power generating capacity and electric power generation for JFY 2017 through JFY 2021.

	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021

Electric power generating capacity(a):	(megawatts)
Fossil Fuel	193,462	193,026	189,784	191,758	188,256
Hydro-electric	50,014	50,037	50,033	50,033	50,009
Nuclear	39,132	38,042	33,083	33,083	33,083
Other	16,600	18,988	20,997	23,677	25,851

Total	299,209	300,093	293,897	298,550	297,197

Electric power generation:	(gigawatt-hours)
Fossil Fuel	861,435	823,589	792,810	789,725	776,326
Nuclear	31,278	62,109	61,035	37,011	67,767
Hydro-electric	90,128	87,398	86,314	86,310	87,632
Other	24,500	27,311	30,611	35,637	38,525

Total	1,007,341	1,000,409	970,771	948,979	970,249

(a)	At the end of fiscal year — March 31

Source: Handbook of Electric Power Industry, Agency for Natural Resources and Energy, Ministry of Economy, Trade and Industry.

On October 26, 2020, former Prime Minister SUGA Yoshihide declared that Japan intends to achieve carbon neutrality by 2050. To this end, Japan aims to reduce greenhouse gas emissions to virtually zero by 2050 and realize a decarbonized society. On December 25, 2020, the government developed formulated a “Green Growth Strategy Through Achieving Carbon Neutrality in 2050,” which sets high goals for 14 key fields across energy, transportation/manufacturing and home/office industries. This strategy makes explicit current challenges and future actions by priority field, and formulates action plans covering comprehensive policies in areas such as budgets, taxes, regulation reforms and standardization, and international collaboration. In addition, on June 9, 2021, the government decided on a regional decarbonization roadmap that outlines the process and concrete measures for transitioning to decarbonized society. Based on this roadmap, the Japanese government intends to propagate decarbonization throughout Japan by creating at least 100 decarbonization leading areas by FY2030 and implementing priority measures that will serve as the foundation for decarbonization throughout Japan, especially through an intensive five-year period of policy implementation. The administration of the current Prime Minister, KISHIDA Fumio, has succeeded the policy of the former Prime Minister, SUGA Yoshihide. The Japanese government announced the “Basic Policy on Economic and Fiscal Management and Reform 2022” on June 7, 2022, which intends to focus on investment in green transformation (GX).

Price Indices

The table below sets forth information concerning changes in Japan’s corporate goods and consumer price indices for the periods indicated.

	Corporate Goods Price Index(a)		Consumer Price Index(b)
	Index©	Annual % Change	Index	Annual % Change
2018	101.0	2.6	99.5	1.0
2019	101.2	0.2	100.0	0.5
2020	100.0	-1.2	100.0	0.0
2021	104.6	4.6	99.8	-0.2
2022	114.7	9.7	102.3	2.5

(a)	All commodities. Calendar year 2020=100. Source: Domestic Corporate Goods Price Index, Bank of Japan.

(b)	General index. Calendar year 2020=100. Source: Consumer Price Index, Statistics Bureau, Ministry of Internal Affairs and Communications.

(c)	Indices are calculated using the monthly averages.

Labor

The number of employees increased from 2004 to 2007 and decreased from 2008 to 2012. After recovering in 2013, the number of employees increased from 2014 to 2019, followed by a decrease in 2020, the first in eight years. Then it recovered and increased for two consecutive years from 2021 to 2022. In 2021, average employment was estimated at 67.1 million, of which 22.8% were employed in mining, manufacturing and construction, 3.1% were employed in agriculture, forestry and fisheries, and 74.1% were employed in services and other sectors. In 2022, the average employment was estimated at 67.2 million, of which 22.7% were employed in mining, manufacturing and construction, 3.0% were employed in agriculture, forestry and fisheries, and 74.3% in services and other sectors. The unemployment rate (seasonally adjusted) in Japan gradually increased from 2008 to the middle of 2009, but has gradually decreased since the end of 2009. The unemployment rate increased in 2020 for the first time in eleven years, but decreased in 2022 for the first time in three years. It ranged between 2.5% and 2.7% during 2022. The seasonally adjusted unemployment rate was 2.6% for February, 2.8% for March, 2.6% for April, 2.6% for May and 2.5% for June in 2023, the most recent five months for which statistics are available. Concerning short-term prospects, employment conditions in Japan are expected to continue to improve as the implementation of various policies brought positive effects to the entire economy. However, both the duration and extent of the impact on employment in Japan remain highly uncertain.

The following table indicates unemployment statistics for Japan for each of the last five years:

Calendar Year	Unemployment Rate (%)
2018	2.4
2019	2.4
2020	2.8
2021	2.8
2022	2.6

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The table below sets forth information regarding wage index (total cash earnings (nominal)) and industrial production index (manufacturing and mining) for the periods indicated.

	Wage Index(a)		Industrial Production Index(b)
	Index(c)	Annual % Change	Index	Annual % Change
2018	101.6	1.4	114.6	1.1
2019	101.2	-0.4	111.6	-2.6
2020	100.0	-1.2	100.0	-10.4
2021	100.3	0.3	105.4	5.4
2022	102.3	2.0	105.3	-0.1

(a)	Calendar year 2020=100. Source: Monthly Labor Survey, Ministry of Health, Labor and Welfare.

(b)	Calendar year 2020=100. Source: Ministry of Economy, Trade and Industry.

(c)	Indices are calculated using the monthly averages.

The following table shows selected employment information by industry.

	2018	2019	2020	2021	2022

	(all figures in percentages, except as indicated)
Employed persons (in thousands of persons)	66,820	67,500	67,100	67,130	67,230
Employment by Industry:
Agriculture, forestry and fisheries	3.41%	3.29%	3.17%	3.10%	3.05%
Mining, manufacturing and construction	23.53	23.26	23.06	22.84	22.68
Services and other sectors	73.06	73.45	73.77	74.07	74.27

Total	100.0%	100.0%	100.0%	100.0%	100.0%

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment rate by age and gender.

	2018	2019	2020	2021	2022

	(all figures in percentages)
Total	60.0%	60.6%	60.3%	60.4%	60.9%
Employment rate by age:
15 – 64 years old	76.8	77.7	77.3	77.7	78.4
15 – 24 years old	45.9	47.5	46.4	46.6	46.6
25 – 34 years old	84.8	85.3	85.1	86.0	86.6
35 – 44 years old	85.0	85.6	85.0	85.4	86.2
45 – 54 years old	85.7	86.4	86.0	86.0	86.6
55 – 64 years old	75.2	76.3	76.7	77.0	78.1
55 – 59 years old	81.7	82.3	82.2	82.1	82.8
60 – 64 years old	68.8	70.3	71.0	71.5	73.0
65 and over	24.3	24.9	25.1	25.1	25.2
65 – 69 years old	46.6	48.4	49.6	50.3	50.8
70 – 74 years old	30.2	32.2	32.5	32.6	33.5
75 and over	9.8	10.3	10.4	10.5	11.0
25 – 44 years old	84.9	85.5	85.0	85.7	86.4
Employment rate by gender:
Male	69.3	69.7	69.3	69.1	69.4
Female	51.3	52.2	51.8	52.2	53.0

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

The following table shows employment data by type of employment.

	2018	2019	2020	2021	2022

	(in thousands of persons)
Employee (except for executive of company or corporation)	56,170	56,880	56,550	56,620	56,890
Regular employee	34,920	35,150	35,560	35,870	35,880
Non-regular employee	21,260	21,730	21,000	20,750	21,010

Source: Ministry of Internal Affairs and Communications “Labor Force Survey”.

Aging Workforce and Population Decrease

One of the risks that the Japanese economy bears is the issue of the aging of the population accompanied with an overall population decrease. Population aging and decrease have placed downward pressure on economic growth. The negative impact can be reduced by enhancing productivity and competitiveness through the further opening of the Japanese economy to the world. These trends have an impact not only on the macro growth rate but also on consumption patterns (such as the older generations spending more than younger generations on service consumption) and, consequently, the country’s economic structure.

The impact of the aging and shrinking population on Japan’s fiscal structure looms as a long-term risk. Social security benefit payments under the current system continues to increase. The ratio of pensions to national income are expected to remain at the same level, but that of welfare including medical benefits and nursing-care benefits have continuously increased and is expected to further grow. Population aging and decrease will thus modify the Japanese revenue structure. Furthermore, amid increasing capital mobility, it is imperative for Japan to foster an environment attractive to business enterprises. Under these circumstances, it has become more and more difficult to impose additional tax burdens on the income of individuals and corporations. The effects of the aging and shrinkage of the population would also be prominent in Japan’s regional economies.

The following table indicates the age distribution of Japan’s population:

Population and Percentage distribution by Age (5-Year Age Group)

	Both sex
Age groups	2018	2019	2020	2021	2022

	Population (in thousands of persons)
Total	126,443	126,167	126,146	125,502	124,947
0 – 4 years old	4,838	4,758	4,541	4,389	4,247
5 – 9	5,184	5,101	5,114	5,038	4,948
10 – 14	5,392	5,351	5,376	5,357	5,308
15 – 19	5,907	5,820	5,706	5,580	5,512
20 – 24	6,330	6,388	6,320	6,263	6,263
25 – 29	6,223	6,240	6,384	6,379	6,412
30 – 34	6,936	6,752	6,714	6,556	6,446
35 – 39	7,694	7,551	7,498	7,354	7,212
40 – 44	9,093	8,718	8,476	8,173	7,946
45 – 49	9,666	9,802	9,868	9,732	9,462
50 – 54	8,360	8,567	8,738	9,252	9,435
55 – 59	7,651	7,711	7,940	7,824	8,075
60 – 64	7,591	7,523	7,442	7,391	7,445
65 – 69	9,368	8,709	8,236	7,869	7,535
70 – 74	8,234	8,686	9,189	9,672	9,337
75 – 79	6,932	7,241	7,065	6,712	7,030
80 – 84	5,347	5,328	5,404	5,563	5,743
85 – 89	3,514	3,612	3,742	3,872	3,955
90 – 94	1,674	1,761	1,811	1,904	1,989
95 – 99	439	479	500	537	561
100 and over	69	69	80	85	87
Regrouped
0 – 14 years old	15,415	15,210	15,032	14,784	14,503
15 – 64	75,451	75,072	75,088	74,504	74,208
65 and over	35,578	35,885	36,027	36,214	36,236
65 – 74 years old	17,603	17,395	17,425	17,540	16,872
75 and over	17,975	18,490	18,602	18,674	19,364

	Both sex
Age groups	2018	2019	2020	2021	2022

	Percentage Distribution (%)
Total	100.00	100.00	100.00	100.00	100.00
0 – 4 years old	3.83	3.77	3.60	3.50	3.40
5 – 9	4.10	4.04	4.05	4.01	3.96
10 – 14	4.26	4.24	4.26	4.27	4.25
15 – 19	4.67	4.61	4.52	4.45	4.41
20 – 24	5.01	5.06	5.01	4.99	5.01
25 – 29	4.92	4.95	5.06	5.08	5.13
30 – 34	5.49	5.35	5.32	5.22	5.16
35 – 39	6.08	5.98	5.94	5.86	5.77
40 – 44	7.19	6.91	6.72	6.51	6.36
45 – 49	7.64	7.77	7.82	7.75	7.57
50 – 54	6.61	6.79	6.93	7.37	7.55
55 – 59	6.05	6.11	6.29	6.23	6.46
60 – 64	6.00	5.96	5.90	5.89	5.96
65 – 69	7.41	6.90	6.53	6.27	6.03
70 – 74	6.51	6.88	7.28	7.71	7.47
75 – 79	5.48	5.74	5.60	5.35	5.63
80 – 84	4.23	4.22	4.28	4.43	4.60
85 – 89	2.78	2.86	2.97	3.09	3.17
90 – 94	1.32	1.40	1.44	1.52	1.59
95 – 99	0.35	0.38	0.40	0.43	0.45
100 and over	0.05	0.05	0.06	0.07	0.07
Regrouped
0 – 14 years old	12.19	12.06	11.92	11.78	11.61
15 – 64	59.67	59.50	59.52	59.36	59.39
65 and over	28.14	28.44	28.56	28.86	29.00
65 – 74 years old	13.92	13.79	13.81	13.98	13.50
75 and over	14.22	14.66	14.75	14.88	15.50

If the population of Japan continues to decrease, it may have a material adverse impact on Japan’s overall socioeconomics in the future, including with respect to economic scale, standard of living and sustainability of the social security system.

FOREIGN TRADE AND BALANCE OF PAYMENTS

Foreign Trade

Japan is one of the leading trading nations of the world, ranking fifth to China, the United States, Germany and the Netherlands in merchandise exports and ranking fifth to the United States, China, Germany and the Netherlands in merchandise imports among the IMF member countries in 2022.

In 2021, Japan had a trade deficit of ¥1,784 billion due to an increase in imports including crude oil and non-ferrous metals, which was partially offset by an increase in exports including steel and automobile parts. In 2022, Japan had a trade deficit of ¥19,966 billion due to an increase in imports including crude oil and coal, which was partially offset by an increase in exports including automobiles and mineral fuel. However, potential international trade disruptions resulting from the conflict between Russia and Ukraine on exports, imports and the overall trade balance is highly uncertain.

The following tables set forth information relating to foreign trade for the years indicated. In these tables exports are stated on a free on board (“f.o.b.”) basis and imports on a cost insurance and freight (“c.i.f.”) basis. Monetary figures are based on actual movements of goods as calculated by the Ministry of Finance. (This method of computation differs from that used in calculating balance of payments, in which both exports and imports are stated on an f.o.b. basis.)

Foreign Trade of Japan

	Value Index(a)		Quantum Index(a)		Unit Value Index(a)		Terms of Trade(b)
	Exports	Imports	Exports	Imports	Exports	Imports	Index
2018	107.8	105.5	107.7	105.8	100.1	99.7	100.4
2019	101.7	100.2	103.0	104.6	98.8	95.9	103.0
2020	90.5	86.7	91.0	97.9	99.4	88.6	112.2
2021	109.9	108.3	101.9	102.8	107.8	105.3	102.4
2022	129.8	150.7	100.0	102.5	129.9	147.0	88.4

(a)	Calendar year 2015=100.

(b)	Unit value index of exports divided by unit value index of imports, multiplied by 100.

Source: Japan Tariff Association, Ministry of Finance.

Composition of Japan’s Exports and Imports

	2018		2019		2020		2021		2022

	(yen amounts in billions)
JAPAN’S EXPORTS
Textile Products	¥901	1.1%	¥886	1.2%	¥754	1.1%	¥862	1.0%	¥1,003	1.0%
Metals and Metal Products	6,257	7.7	5,659	7.4	5,204	7.6	7,140	8.6	8,556	8.7
Machinery and Equipment:
Ships	1,368	1.7	1,493	1.9	1,142	1.7	1,050	1.3	1,157	1.2
Motor Vehicles	12,307	15.1	11,971	15.6	9,580	14.0	10,722	12.9	13,012	13.3
TV and Radio Receivers	117	0.1	116	0.2	89	0.1	96	0.1	72	0.1
Motorcycles	337	0.4	267	0.3	225	0.3	307	0.4	414	0.4
Scientific and Optical Instruments	2,314	2.8	2,130	2.8	1,968	2.9	2,322	2.8	2,511	2.6
Other(a)	35,501	43.6	32,700	42.5	29,532	43.2	35,803	43.1	40,753	41.5

Total Machinery and Equipment	51,944	63.8	48,678	63.3	42,536	62.2	50,300	60.5	57,918	59.0
Chemicals	8,922	10.9	8,739	11.4	8,534	12.5	10,552	12.7	11,794	12.0
Foods and Beverages	741	0.9	754	1.0	790	1.2	992	1.2	1,137	1.2
Other Exports(b)	12,714	15.6	12,216	15.9	10,581	15.5	13,244	15.9	17,767	18.1

Grand Total	¥81,479	100.0%	¥76,932	100.0%	¥68,399	100.0%	¥83,091	100.0%	¥98,175	100.0%

JAPAN’S IMPORTS
Foods and Beverages	¥7,247	8.8%	¥7,192	9.1%	¥6,679	9.8%	¥7,383	8.7%	¥9,492	8.0%
Raw Materials	4,992	6.0	4,861	6.2	4,682	6.9	6,936	8.2	8,107	6.9
Chemicals	8,550	10.3	8,163	10.4	7,859	11.6	9,769	11.5	13,297	11.3
Mineral Fuels:
Petroleum	8,906	10.8	7,969	10.1	4,646	6.8	6,929	8.2	13,269	11.2
Coal	2,812	3.4	2,528	3.2	1,708	2.5	2,801	3.3	7,810	6.6
Other(c)	7,576	9.2	6,453	8.2	4,900	7.2	7,277	8.6	12,430	10.5

Total Mineral Fuel	19,294	23.3	16,951	21.6	11,254	16.5	17,007	20.0	33,509	28.4
Machinery and Equipment	25,952	31.4	25,319	32.2	22,973	33.8	26,766	31.5	32,510	27.5
Other Imports(d)	16,669	20.2	16,114	20.5	14,564	21.4	17,014	20.0	21,225	18.0

Grand Total	¥82,703	100.0%	¥78,600	100.0%	¥68,011	100.0%	¥84,875	100.0%	¥118,141	100.0%

(a)	This category includes general machinery, electronic components including semiconductors and electronic equipment including electronic circuit.
(b)	This category includes raw materials, mineral fuels and vehicle parts.
(c)	This category includes liquid natural gas and petroleum products.
(d)	This category includes clothing and accessories thereof, non-ferrous metal and scientific and optical instruments.

Source: The Summary Report on Trade of Japan, Japan Tariff Association, Ministry of Finance.

Geographic Distribution of Japan’s Exports and Imports

	2018		2019		2020		2021		2022

	(yen amounts in billions)
JAPAN’S EXPORTS
Asia	¥44,736	54.9%	¥41,327	53.7%	¥39,220	57.3%	¥48,158	58.0%	¥55,408	56.4%
China	15,898	19.5	14,682	19.1	15,082	22.1	17,984	21.6	19,004	19.4
(Asia NIES)	16,888	20.7	15,597	20.3	14,808	21.6	17,849	21.5	21,256	21.7
(ASEAN)	12,634	15.5	11,578	15.1	9,843	14.4	12,461	15.0	15,545	15.8
Oceania	2,402	2.9	2,053	2.7	1,688	2.5	2,194	2.6	2,816	2.9
Australia	1,886	2.3	1,580	2.1	1,295	1.9	1,675	2.0	2,173	2.2
North America	16,500	20.3	16,222	21.1	13,384	19.6	15,748	19.0	19,387	19.7
U.S.A.	15,470	19.0	15,255	19.8	12,611	18.4	14,832	17.8	18,255	18.6
Canada	1,029	1.3	968	1.3	773	1.1	917	1.1	1,132	1.2
Central and South America	3,399	4.2	3,221	4.2	2,285	3.3	3,086	3.7	3,737	3.8
Western Europe	9,389	11.5	9,010	11.7	7,651	11.2	8,851	10.7	10,741	10.9
EU(a)	9,209	11.3	8,955	11.6	6,460	9.4	7,668	9.2	9,359	9.5
Central and Eastern Europe, Russia etc.	1,719	2.1	1,757	2.3	1,514	2.2	1,946	2.3	2,034	2.1
Russia	805	1.0	783	1.0	628	0.9	862	1.0	604	0.6
Middle East	2,434	3.0	2,356	3.1	1,809	2.6	2,052	2.5	2,782	2.8
Africa	900	1.1	984	1.3	848	1.2	1,055	1.3	1,272	1.3

Total	¥81,479	100.0%	¥76,932	100.0%	¥68,399	100.0%	¥83,091	100.0%	¥98,175	100.0%

JAPAN’S IMPORTS
Asia	¥39,218	47.4%	¥37,413	47.6%	¥34,678	51.0%	¥41,079	48.4%	¥53,367	45.2%
China	19,194	23.2	18,454	23.5	17,508	25.7	20,382	24.0	24,843	21.0
(Asia NIES)	7,859	9.5	7,231	9.2	6,706	9.9	8,293	9.8	10,940	9.3
(ASEAN)	12,399	15.0	11,757	15.0	10,678	15.7	12,483	14.7	17,701	15.0
Oceania	5,659	6.8	5,587	7.1	4,359	6.4	6,434	7.6	12,681	10.7
Australia	5,053	6.1	4,958	6.3	3,831	5.6	5,753	6.8	11,612	9.8
North America	10,318	12.5	9,935	12.6	8,631	12.7	10,430	12.3	13,913	11.8
U.S.A.	9,015	10.9	8,640	11.0	7,454	11.0	8,916	10.5	11,733	9.9
Canada	1,295	1.6	1,286	1.6	1,169	1.7	1,507	1.8	2,169	1.8
Central and South America	3,226	3.9	3,169	4.0	2,998	4.4	3,679	4.3	4,830	4.1
Western Europe	10,370	12.5	10,394	13.2	9,021	13.3	10,860	12.8	12,960	11.0
EU(a)	9,718	11.8	9,722	12.4	7,832	11.5	9,453	11.1	11,392	9.6
Central and Eastern Europe, Russia etc.	2,546	3.1	2,333	3.0	1,843	2.7	2,375	2.8	2,984	2.5
Russia	1,723	2.1	1,561	2.0	1,145	1.7	1,552	1.8	1,969	1.7
Middle East	10,375	12.5	8,852	11.3	5,558	8.2	8,471	10.0	15,423	13.1
Africa	991	1.2	918	1.2	922	1.4	1,531	1.8	1,982	1.7

Grand Total	¥82,703	100.0%	¥78,600	100.0%	¥68,011	100.0%	¥84,875	100.0%	¥118,141	100.0%

Source: Press Releases, Ministry of Finance.

(a)	Data after February 2020 does not include the United Kingdom, as the United Kingdom exited the European Union (EU) on January 31, 2020.

Balance of Payments

In 2022, Current Account surplus decreased to ¥11,547 billion, mainly due to an increase in Imports influenced by increases in the price of energy throughout the year.

Balance of Payments of Japan

	2018	2019	2020	2021	2022

	(in billions of yen)
Current Account	¥19,505	¥19,251	¥15,992	¥21,536	¥11,547
Balance on Goods and Services	105	-932	-877	-2,483	-21,164
Trade Balance	1,127	150	2,778	1,762	-15,744
Exports (f.o.b.)	81,226	75,775	67,263	82,353	98,769
Imports (f.o.b.)	80,100	75,625	64,485	80,590	114,512
Services	-1,021	-1,082	-3,655	-4,246	-5,420
Primary Income(a)	21,403	21,553	19,439	26,379	35,186
Secondary Income(b)	-2,003	-1,370	-2,570	-2,359	-2,475
Capital Account	-211	-413	-207	-423	-114
Financial Account(c)	20,136	24,862	14,125	16,838	6,492
Assets	-3,279	-9,883	-15,143	-13,266	-44,249
Liabilities	-23,415	-34,745	-29,268	-30,103	-50,741
Net Errors and Omissions	842	6,024	-1,659	-4,276	-4,940

(a)

Primary Income mainly shows balance of payments of interests and dividends from external financial credits and debts and includes such items as receipt and payment of dividends and interests between parent companies and their subsidiaries, receipt and payment of stock dividends and bond interests, and receipt and payment of interests related to loans, borrowings, and deposits.

(b)

Secondary Income shows balance of payments of provision of assets unaccompanied by consideration between residents and non-residents and includes such items as receipt and payment of financial support, donations, and gifts by the government or by the people.

(c)	Positive figures (+) show increases in net assets, negative figures (-) show decreases in net assets in “Financial Account”.

Source: Balance of Payments, Ministry of Finance.

Official Reserves Assets

As of December 31,	Gold(a)	Foreign Currency Reserves	IMF Reserve Position	SDRs (Special Drawing Rights)	Other Reserve Assets	Total

	(in millions of dollars)
2018	$31,531	$1,208,958	$11,464	$18,484	$538	$1,270,975
2019	37,469	1,255,322	11,202	19,176	581	1,323,750
2020	46,526	1,312,160	15,147	20,215	632	1,394,680
2021	49,505	1,278,925	10,643	62,330	4,347	1,405,750
2022	49,295	1,103,907	10,817	59,275	4,282	1,227,576

(a)	The valuation of gold reflects marked-to-market values.

Source: International Reserves/Foreign Currency Liquidity, Ministry of Finance.

Foreign Exchange Rates

The following table sets forth the high, low and average daily interbank rate for the U.S. dollar against the yen in the Tokyo foreign exchange market for the years indicated.

	2018	2019	2020	2021	2022
Average (Central Rate)	¥110.40	¥108.99	¥106.73	¥109.89	¥131.57
High	114.55	112.24	112.18	115.45	150.48
Low	104.64	104.46	101.60	102.60	113.63

Source: Status of Transactions on Tokyo Foreign Exchange Market, Bank of Japan.

In recent months, the exchange rate for the U.S. dollar against the yen has sharply increased. As of July 31, 2023, the spot buying rate quoted on the Tokyo foreign exchange market as reported by the BOJ at 5:00 p.m., Tokyo time, was ¥142.17 = $1.00, and the noon buying rate on July 28, 2023 for cable transfers in New York City payable in yen, as reported by the Federal Reserve Bank of New York, was ¥140.72 = $1.00.

Foreign exchange intervention is conducted to influence foreign exchange rates by buying and selling currencies in the foreign exchange market. In Japan, foreign exchange intervention is to be carried out under the authority of the Minister of Finance. The BOJ conducts foreign exchange interventions on behalf of and at the instruction of the minister. When the minister deems it necessary to intervene in the foreign exchange market, the Ministry of Finance gives the BOJ specific instructions for foreign exchange intervention. With respect to funding, as foreign exchange intervention involves buying and selling currencies, it requires funds such as Japanese yen and U.S. dollars. In Japan, the Foreign Exchange Fund Special Account (FEFSA), which falls under the jurisdiction of the Ministry of Finance, is used for foreign exchange intervention.

The total amount of foreign exchange intervention operations by the MOF for the period from August 30, 2022 through October 27, 2022 was ¥9,188.1 billion. Following such operations, Japan’s reserve assets totaled $1,194,568 million as of October 31, 2022, down $97,504 million from the end of August. As of June 30, 2023, Japan’s reserve assets totaled $1,247,179 million.

Foreign Direct Investment

The following table sets forth information regarding annual foreign direct investment in Japan and annual foreign direct investment abroad for the periods indicated.

Foreign direct investment in Japan (by industry)(a)

	2018	2019	2020	2021	2022

	(in billions of yen)
Manufacturing (total)(b)	¥1,188.5	¥606.7	¥258.2	¥1,800.8	¥1,644.1
Food	9.8	58.2	-43.9	28.3	3.4
Textile	-4.2	2.7	4.2	6.5	11.5
Lumber and pulp	0.4	2.3	0.9	8.6	2.0
Chemicals and pharmaceuticals	298.6	120.9	90.8	1,587.6	353.3
Petroleum	1.3	-93.7	6.6	4.4	-18.6
Rubber and leather	-0.8	—	-0.6	-0.8	0.1
Glass and ceramics	2.0	-17.3	25.4	-3.8	15.1
Iron, non-ferrous, and metals	7.3	12.1	2.9	7.9	369.9
General machinery	25.7	-53.0	20.9	-3.8	73.4
Electric machinery	529.5	327.5	134.2	279.1	504.9
Transportation equipment	180.3	244.0	27.9	-109.4	310.0
Precision machinery	2.7	-10.1	5.5	-5.3	6.2
Non-manufacturing (total)(c)	-88.4	892.8	998.4	1,923.0	2,630.7
Farming and forestry	3.7	0.5	0.3	0.4	0.5
Fishery and marine products	1.7	0.9	1.2	1.1	3.1
Mining	3.3	4.2	1.5	5.4	2.3
Construction	-29.6	20.1	0.6	17.4	-5.2
Transportation	5.6	23.1	21.5	220.0	730.5
Communications	-384.4	-30.7	-38.5	311.5	319.3
Wholesale and retail	-570.4	-680.9	-72.2	-3.2	62.4
Finance and insurance	702.1	1,301.1	955.2	1,190.6	1,164.9
Real estate	78.9	32.7	-29.0	-71.6	-4.0
Services	10.5	137.8	88.4	76.8	167.5

Total	¥1,100.1	¥1,499.5	¥1,256.5	¥3,723.8	¥4,274.8

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment in Japan (by region)(a)

	2018	2019	2020	2021	2022

	(in billions of yen)
North America	¥642.1	¥1,386.2	¥498.6	¥888.9	¥1,678.8
Asia	-6.6	553.3	527.6	2,096.9	1,409.4
Europe	-125.4	-688.2	274.2	208.2	516.8
Other regions	590.0	248.0	-43.8	529.9	669.8

Total	¥1,100.1	¥1,499.5	¥1,256.5	¥3,723.8	¥4,274.8

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment abroad (by industry)(a)

	2018	2019	2020	2021	2022

	(in billions of yen)
Manufacturing (total)(b)	¥6,365.9	¥11,344.9	¥1,703.6	¥5,710.3	¥6,767.9
Food	65.7	581.9	1,739.7	566.7	321.6
Textile	184.5	70.7	41.7	37.0	65.3
Lumber and pulp	171.9	138.7	251.3	105.1	183.1
Chemicals and pharmaceuticals	1,617.8	4,593.9	-3,438.7	1,676.6	1,258.0
Petroleum	67.7	20.5	25.6	52.1	43.7
Rubber and leather	192.4	213.1	87.7	68.5	131.0
Glass and ceramics	222.8	233.9	143.5	108.9	226.1
Iron, non-ferrous, and metals	414.1	443.5	205.4	465.6	590.1
General machinery	834.9	714.4	-217.7	752.0	1,150.3
Electric machinery	1,036.2	1,391.7	1,405.9	936.4	962.9
Transportation equipment	1,219.6	2,437.3	1,201.6	613.2	1,253.1
Precision machinery	128.7	306.1	117.2	133.8	327.4
Non-manufacturing (total)(c)	9,643.5	14,013.7	8,942.7	17,256.3	14,465.2
Farming and forestry	8.0	6.2	39.7	16.0	67.0
Fishery and marine products	7.4	3.7	0.3	-1.1	10.3
Mining	1,062.6	1,060.1	267.4	1,089.4	1,326.1
Construction	258.3	202.5	103.0	90.6	102.9
Transportation	242.4	239.9	122.8	215.3	472.0
Communications	4,179.4	636.0	-2,628.3	2,027.2	1,540.3
Wholesale and retail	1,508.7	6,311.8	4,019.1	5,705.2	3,895.3
Finance and insurance	2,826.4	4,018.4	5,496.3	6,327.3	4,711.0
Real estate	424.5	1,173.6	226.6	528.6	479.7
Services	-1,456.5	-189.7	602.2	473.6	1,289.0

Total	¥16,009.4	¥25,358.6	¥10,646.3	¥22,966.6	¥21,233.0

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

(b)	The total amounts for Manufacturing include other types of manufacturing not separately listed in the table and therefore are different from the sum of listed subcategories of manufacturing.

(c)	The total amounts for Non-manufacturing include other industries not separately listed in the table and therefore are different from the sum of listed subcategories of Non-manufacturing industries.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

Foreign direct investment abroad (by region)(a)

	2018	2019	2020	2021	2022

	(in billions of yen)
North America	¥2,192.4	¥5,551.2	¥5,986.6	¥9,030.5	¥8,172.4
Asia	5,570.2	5,540.7	3,395.8	6,678.0	5,133.0
Europe	5,157.9	11,603.4	-1,357.3	5,491.7	4,596.8
Other regions	3,088.8	2,663.3	2,621.2	1,766.3	3,330.8

Total	¥16,009.4	¥25,358.6	¥10,646.3	¥22,966.6	¥21,233.0

(a)

Starting with transactions recognized in January 2014, the BOJ began using the Sixth Edition of “Balance of Payments and International Investment Position Manual” (BPM6) released by International Monetary Fund in 2008 to calculate the data provided in this table.

Source: Outward / Inward Direct Investment, breakdown by Region and Industry, Ministry of Finance.

FINANCIAL SYSTEM

The Bank of Japan and Monetary Policy

The Bank of Japan (“BOJ”), with 55% of its capital owned by the government, is the central bank and sole issuing bank, as well as the depository and fiscal agent for the government. As of the end of March 2023, the BOJ had total assets of ¥735,116 billion.

One of the missions of the BOJ is to contribute to the sound development of the national economy, through the pursuit of price stability. In order to fulfill this mission, the BOJ controls the overall volume of money in the economy and through market operations, along with monetary policy decided at the BOJ Policy Board Meeting. From March 2001 to March 2006, in order to fight deflation and revive the Japanese economy, the BOJ implemented a quantitative easing policy by conducting money market operations to adjust the outstanding balance of the current accounts at the BOJ. And in March 2006, the BOJ announced an exit from the quantitative easing policy and a return to monetary policy that targeted policy interest rate (uncollateralized overnight call rate). At the same time, the BOJ decided to encourage the rate to remain at effectively zero percent. Then, the BOJ increased the policy interest rate to 0.25% in July 2006, and to 0.5% in February 2007. From the Fall of 2008, however, when the turmoil in global financial markets intensified, the BOJ implemented various monetary policy measures including reductions in the policy interest rate. It decreased the policy interest rate to 0.3% in October 2008, and further to 0.1% in December 2008. Furthermore, in October 2010, in order to further enhance monetary easing, the BOJ implemented a comprehensive monetary easing policy, which included the establishment of an Asset Purchase Program (APP) to purchase financial assets, including risk assets, as well as to provide loans. Since the APP’s introduction, the BOJ has repeatedly and significantly increased the maximum amount outstanding of the APP, from about ¥35 trillion to about ¥101 trillion at the end of 2013. Moreover, in February 2012, the BOJ decided to pursue powerful monetary easing by conducting its virtually zero interest rate policy and by implementing the APP, with the aim of achieving the goal of 1% in terms of the year-on-year rate of change in the consumer price index (CPI). In order to state clearly the shared understanding concerning the roles of the government and the BOJ, the BOJ decided to release “Measures Aimed at Overcoming Deflation” in October 2012. In January 2013, the BOJ introduced the “price stability target” of 2% in terms of the year-on-year rate of change in the CPI. The BOJ also introduced the “open-ended asset purchasing method”, aimed at achieving this target. It released a joint statement with the government to announce that in order to overcome deflation early and achieve sustainable economic growth with price stability, the government and the BOJ would strengthen their policy coordination and work together. Furthermore, in April 2013, the BOJ introduced a policy of “quantitative and qualitative monetary easing”, aimed at achieving this target at the earliest possible time. In order to do so, under this policy, the BOJ would enter a new phase of monetary easing both in terms of quantity and quality. The BOJ would double the monetary base in two years by conducting money market operations so that the monetary base would increase at an annual pace of about ¥60-70 trillion. The BOJ would also purchase Japanese government bonds (“JGBs”) so that their amount outstanding would increase at an annual pace of about ¥50 trillion, and the average remaining maturity of the BOJ’s JGB purchases would be extended from slightly less than three years at the time to about seven years, which was equivalent to the average maturity of the amount outstanding of JGBs issued. Additionally, the BOJ would purchase exchange-traded funds (“ETFs”) and Japan real estate investment trusts (“J-REITs”) so that their amounts outstanding would increase at an annual pace of about ¥1 trillion and about ¥30 billion, respectively. In October 2014, the BOJ expanded its quantitative and qualitative monetary easing measures to further increase its purchases of JGBs, ETFs and J-REITs to achieve an increase in its purchases of JGBs, ETFs and J-REITs at an annual pace of about ¥80 trillion, ¥3 trillion and ¥90 billion, respectively. In order to maintain momentum towards 2% “price stability target,” in January 2016, the BOJ adopted “quantitative and qualitative monetary easing with a negative interest rate,” under which (i) a negative interest rate of minus 0.1% is applied to a part of BOJ accounts held by financial institutions(a) (if judged necessary by the BOJ, the rate will be lowered even further), (ii) the BOJ will conduct money market operations so that the monetary base will increase at an annual pace of about ¥80 trillion, and (iii) the BOJ will purchase assets as follows: (1) purchase JGBs so that their amount outstanding will increase at an annual pace of about ¥80 trillion, (2) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about ¥3 trillion (decided further expansion to about ¥3.3 trillion and to about ¥6 trillion in April 2016 and July 2016, respectively) and about ¥90 billion, respectively, and (3) maintain the amounts outstanding of commercial paper and corporate bonds at about ¥2.2 trillion and about ¥3.2 trillion, respectively. In September 2016, the BOJ announced a new framework for strengthening monetary easing by adopting a program of “quantitative and qualitative monetary easing with yield curve control”, or QQE with yield curve control, under which the BOJ (i) set guidelines for market operations that specify (1) a short-term policy interest rate (set at the minus 0.1% level adopted in January 2016) and (2) a target level of a long-term interest rate (target yield of the 10-year JGB set at around 0%, to be facilitated through continued BOJ purchases of JGBs) and (ii) introduced new tools of market operations so as to control the yield curve smoothly, consisting of (1) outright purchases of JGBs with yields designated by the BOJ and (2) fixed-rate funds-supplying operations for a period of up to ten years. With regard to asset purchase except for JGB purchases, the BOJ also set the following guidelines: (i) purchase ETFs and J-REITs so that their amounts outstanding will increase at an annual pace of about ¥6 trillion and about ¥90 billion, respectively, and (ii) maintain the amounts outstanding of commercial paper and corporate bonds at about ¥2.2 trillion and about ¥3.2 trillion, respectively. Finally, the BOJ announced its “inflation-overshooting commitment”, under which it will continue with QQE with yield curve control, aiming to achieve the price stability target of 2%, as long as it is necessary for maintaining the target in a stable manner, and will continue to expand the monetary base until the year-on-year rate of increase in the observed CPI (all items less fresh food) exceeds the price stability target of 2% and stays above the target in a stable manner. In July 2018, to maintain strong monetary easing, the BOJ decided to strengthen the framework for continuous strong monetary easing. The BOJ introduced forward guidance for policy rates and announced its intent to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices including the effects of the consumption tax hike in October 2019. Also, it was announced that the yields may move upward and downward to some extent mainly depending on developments in economic activity and prices(b). In addition, with regard to ETFs and J-REIT unit purchases, the BOJ announced that it may increase or decrease the amount of purchases depending on market conditions. Further, in April 2019, to make its policy to persistently continue with strong monetary easing clearer, the BOJ clarified its forward guidance for policy rates: The BOJ intends to maintain the current extremely low levels of short- and long-term interest rates for an extended period of time, taking into account uncertainties regarding economic activity and prices including developments in overseas economies and the effects of the consumption tax hike.

Furthermore, on March 16, 2020, in response to the adverse impact of the global spread of COVID-19 on the Japanese economy, the BOJ announced its plan to further strengthen its monetary easing policy, including (1) ensuring ample supply of yen funding through active purchases of JGBs and the following measures as well as providing U.S. dollar liquidity, (2) the introduction of special operations to support companies under which the BOJ will extend zero-interest rate loans collateralized by corporate debt as well as increasing the upper limit for its purchases of commercial paper and corporate bonds by ¥2 trillion until the end of September 2020, resulting in an upper limit for its balance of outstanding commercial paper and corporate bonds of ¥3.2 trillion and ¥4.2 trillion, respectively and (3) an increase in the upper limit for its purchases of ETFs and J-REITs to ¥12 trillion and ¥180 billion, respectively. On April 27, 2020, given the increasingly severe situation due to impact of the spread of COVID-19, the BOJ decided to further enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, to be conducted through the end of September 2020, setting the maximum amounts of additional purchase to ¥7.5 trillion for each asset, (2) strengthening the BOJ’s Special Funds-Supplying Operations to Facilitate Financing in Response to the Novel Coronavirus (COVID-19), which were introduced and became effective in March 2020, and (3) further active purchases of JGBs and treasury discount bills. On June 18, 2021, the BOJ extended the duration of the Special Program to Support Financing in Response to the COVID-19 and the duration of purchase of commercial paper and corporate bonds, with an upper limit on the amount outstanding of about ¥20 trillion in total, until the end of March, 2022. On December 17, 2021, the BOJ announced that it would further extend the duration of a part of the Special Funds-Supplying Operations to Facilitate Financing in Response to the COVID-19 until September 2022 but plans to gradually decrease the balance of commercial paper and corporate bonds to the pre-pandemic level (approximately ¥2 trillion and ¥3 trillion, respectively).

(a)

More specifically, accounts held by financial institutions are divided into three levels referred to as “basic balance” (a positive interest rate of 0.1% is applied), “macro add-on balance” (a zero interest rate is applied), and “policy-rate balance” (a negative interest rate of minus 0.1% is applied). “Policy-rate balance” is the balance in excess of “basic balance” and “macro add-on balance.”

(b)	In case of rapid increases in the yields, the BOJ will purchase JGBs promptly and appropriately.

In statements released on June 17, 2022 and July 21, 2022, the BOJ recognized that the consumer price index (for all items less fresh food) will likely increase at a year-on-year rate of 2% due to rises in energy and food prices for the time being, but it is expected to decelerate thereafter because the positive contribution of the rise in energy prices to the consumer price index is likely to wane. The BOJ also confirmed that it will continue its monetary easing policy as long as it is necessary to achieve and maintain the price stability target in a stable manner.

Citing increased volatility in overseas financial and capital markets that have significantly affected these markets in Japan, as announced in a statement released on December 20, 2022, the BOJ decided to modify its conduct of yield curve control, with the goal of improving market functioning and encouraging a smoother formation of the entire yield curve, while maintaining accommodative financial conditions. With respect to yield curve control, the BOJ decided to, while significantly increasing the amount of Japanese government bond purchases, expand the range of 10-year Japanese government bond yield fluctuations from the target level of between around plus and minus 0.25 percentage points to between around plus and minus 0.5 percentage points. The BOJ announced that these measures were intended to achieve the price stability target mentioned above by enhancing the sustainability of monetary easing under its monetary easing policy.

Subsequently, in a statement released on July 28, 2023, acknowledging that sustainable and stable achievement of the price stability target had not yet come into sight, the BOJ decided to further modify its conduct of yield curve control, with the goal of conducting yield curve control with greater flexibility and nimbly responding to both upside and downside risks to Japan’s economic activity and prices. With respect to yield curve control, while continuing with large-scale Japanese government bond purchases, the BOJ decided to continue to allow ten-year Japanese government bond yields to fluctuate in the range of around plus and minus 0.5 percentage points from the target level but to conduct yield curve control with greater flexibility, regarding the upper and lower bounds of the range as references, not as rigid limits, in its market operations.

The following table sets forth the principal economic indicators relating to monetary policy from 2018 through 2022.

	Current Account Balances(a)	Monetary Base		Money Stock		Loans and Bills Discounts Domestically Licensed Banks
		Total(a)	Annual % Change	Total(a)	Annual % Change	Total(a)	Annual % Change

		(yen amounts in billions)
2018	382,178	491,499	7.3	1,002,456	2.9	488,331	2.8
2019	396,404	509,008	3.6	1,026,190	2.4	500,517	2.5
2020	438,051	555,229	9.0	1,092,598	6.5	524,164	4.7
2021	521,752	643,496	16.2	1,162,665	6.5	536,911	2.4
2022	528,008	653,203	1.6	1,201,202	3.3	550,559	2.5

(a)	Average amounts outstanding.

Source: Bank of Japan Statistics, Bank of Japan.

Government Financial Institutions

The activities of private institutions are supplemented by a number of financial institutions under government supervision, the appointment of whose senior officials is subject to approval by the government and whose funds are supplied principally or partially by the government. Among these are Japan Finance Corporation (“JFC”), the successor to National Life Finance Corporation (“NLFC”), Japan Finance Corporation for Small and Medium Enterprise (“JASME”), and Agriculture, Forestry and Fisheries Finance Corporation (“AFC”), whose main purposes are to contribute to the improvement of the quality of the national life. They also include Japan Bank for International Cooperation (“JBIC”) and The Okinawa Development Finance Corporation (“ODFC”), whose purposes are to supplement private financing in their respective fields of activity, and Development Bank of Japan Inc. (“DBJ”) and The Shoko Chukin Bank (“SCB”), which will be privatized.

The central government has been steadily promoting reform of governmental financial institutions. The “Outline of Administrative Reforms” decided by the Cabinet on December 1, 2000, requires that the businesses and organizational forms of all special public institutions, which include governmental financial institutions, undergo a thorough review. Pursuant to the Act on Promotion of Administrative Reform for Realization of Small and Efficient Government (the “Administrative Reform Promotion Act”), which was enacted on May 26, 2006, (1) the former Development Bank of Japan was succeeded to by DBJ as of October 1, 2008, which is currently wholly owned by the Japanese government and will be privatized, (2) the international financial operations of JBIC, together with the functions of NLFC, JASME, AFC were transferred to JFC as of October 1, 2008, and the overseas economic cooperation operations of JBIC were transferred to the Japan International Cooperation Agency, and (3) as of October 1, 2008, Japan Finance Corporation for Municipal Enterprises was succeeded by Japan Finance Organization for Municipalities, which is funded by local governments. Each of these measures was implemented through individual laws that were enacted in 2007, pursuant to which these successor institutions were formed on October 1, 2008.

With regard to (1) above, as originally enacted, the Development Bank of Japan Inc. Act (Act No. 85 of 2007), as amended (the “DBJ Act”), contemplated full privatization of DBJ over a period of five to seven years from its establishment on October 1, 2008. During that time period, the DBJ Act (as originally enacted) provided that the Japanese government would dispose of all of the common stock of DBJ that it currently owns (the “full privatization”), and that steps would be taken to abolish the DBJ Act promptly after the full privatization. On June 26, 2009, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 67 of 2009) (the “2009 Amendment Act”), which, as part of the Japanese government’s response to economic and financial crises, enables the Japanese government to strengthen DBJ’s financial base through capital injections up to the end of March 2012. In addition, under the Amendment Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2012. Further, the Amendment Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ shares, by the end of fiscal year 2011, and until such time, the Japanese government shall not be disposing of the DBJ’s shares held by it. Additionally, on May 2, 2011, in order to address the Great East Japan Earthquake of March 11, 2011, the Japanese Diet approved the Act for Extraordinary Expenditure and Assistance to Cope with the Great East Earthquake (Act No. 40 of 2011) (the “Extraordinary Expenditure Act”). The Extraordinary Expenditure Act enables to the Japanese government to strengthen DBJ’s financial base through capital injection through March 2015 so that DBJ can smoothly implement its crisis response operations. In addition, under Extraordinary Expenditure Act, the targeted timing for the full privatization of DBJ has been extended to approximately five to seven years from April 1, 2015. Further, the Extraordinary Expenditure Act provides that the Japanese government is to review the organization of DBJ, including the way of the Japanese government’s holding of the DBJ’s shares by the end of fiscal year 2014, and until such time, the Japanese government shall not dispose of the DBJ’s shares held by it. On May 13, 2015, the Japanese Diet approved the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 23 of 2015) (the “2015 Amendment Act”), under which the specific targeted timing for the full privatization of DBJ has been withdrawn and taking into consideration the current business environment in the private financial sector, DBJ, utilizing its investment and loan functions, is to take measures necessary for implementing the its crisis response operations and supply of growth capital — that is, DBJ is to take all possible measures to supply funds to deal with large-scale disasters, economic crises and so forth, and to promote the supply of growth capital to revitalize regional economies and to reinforce the competitiveness of enterprises. In order to assure the sufficient implementation of the necessary operations, under the 2015 Amendment Act, the Japanese government shall maintain its stake in excess of one-third for DBJ’s crisis response operations, and one half or more for DBJ’s special investment operations, for as long as the government shall take such measures. Furthermore, on May 22, 2020, the Act for Partial Amendment of the Development Bank of Japan Inc. Act (Act No. 29 of 2020) was promulgated, under which, the time limit of DBJ’s special investment operations has been extended by five years.

With regard to (2) above, The Japan Bank for International Cooperation Act (the “JBIC Act”) was passed into law on April 28, 2011 to spin off the Japan Bank for International Cooperation Operations from the domestic financial operations of the Japan Finance Corporation. Pursuant to the JBIC Act, Japan Bank for International Cooperation was newly established on April 1, 2012.

Private Financial Institutions

According to the Financial Services Agency, as of January 4, 2023, the private banking system included four city banks, 13 trust banks, and 17 other banks, as well as 62 1st local banks as of May 1, 2021, 37 2nd local banks as of May 1, 2021 and the Saitama Resona Bank, which is categorized as neither a 1st nor 2nd local bank. In addition, 56 foreign banks had branches in Japan as of November 21, 2022.

There are also credit associations, credit cooperative associations, labor credit associations and the national federations of each of such associations, which are engaged mainly in making small business loans. Agricultural cooperatives, prefectural credit federations of such cooperatives and The Norinchukin Bank operate in the field of agricultural credit.

GOVERNMENT FINANCE

Revenues, Expenditures and Budgets

The responsibility for the preparation of the budget and the administration of government finances rests with the Ministry of Finance. The fiscal year commences on April 1, and the Cabinet usually submits the budget to the Diet for its decision in the preceding January. Supplementary budgets revising the original budget may be submitted to the Diet from time to time during the fiscal year.

For advancing fiscal consolidation, the Cabinet approved the “Basic Framework for Fiscal Consolidation: Medium-term Fiscal Plan” on August 8, 2013. This plan provided the following targets for achieving fiscal consolidation.

•	Halving the primary deficit of the national and local governments to GDP ratio by JFY 2015 from the ratio in JFY 2010 (This target is achieved.);

•	Achieving a primary surplus of the national and local governments to GDP ratio by JFY 2020; and

•	Steadily reducing the public debt to GDP ratio.

These targets were firmly maintained in the “Basic Policies for the Economic and Fiscal Management and Reform 2015” decided by the Cabinet on June 30, 2015, including “The Plan to Advance Economic and Fiscal Consolidation”, or the fiscal consolidation plan, which the government believes would be an effective and concrete plan for achieving the primary surplus target by JFY2020, covering a five-year period (JFY2016-JFY2020). Under the fiscal consolidation plan, the government was committed to assessing the progress of reforming expenditure and revenue measures by using several benchmarks. However, the actual improvement in the primary balance was slower than the estimate under the “Plan to Advance Economic and Fiscal Revitalization”, or the Revitalization Plan, owing to more moderate growth in tax revenue than the initial assumption due to a decline in economic growth, as well as the impact of the postponement of the consumption tax rate hike to 10% from 8%, and the addition of supplementary budgets. Furthermore, in the “New Economic Policy Package”, the government revised the purposes of use of the tax revenue generated from the consumption tax rate hike in October 2019 to ensure stable fiscal resources in preparation for the human resources development revolution. Due to these factors, it was not possible to achieve the primary surplus target by JFY2020.

Given the changing population structure including as a result of the aging population and decreasing working population, it is necessary to strengthen the basis for the social security system by the time the baby-boomer generation starts reaching 75 years of age and to ensure establishment of a path for fiscal consolidation by the time every member of the baby-boomer generation reaches 75 years of age. From these viewpoints, the new fiscal consolidation targets were set in the “Basic Policy on Economic and Fiscal Management and Reform 2018” by the Cabinet on June 15, 2018, which aims for a primary surplus of the central and local governments by JFY2025 by steadily implementing economic revitalization and fiscal consolidation measures. At the same time, the government will firmly maintain its aim of steadily reducing the public debt to GDP ratio.

In order to achieve the primary surplus target, the government will implement steadily the expenditure reforms on all fronts in parallel with economic revitalization.

On April 7, 2020, the Prime Minister of Japan at the time, ABE Shinzo, announced Emergency Economic Measures to Cope with COVID-19 pandemic, which were further revised on April 20, 2020, including (i) measures to prevent the spread of infection and secure resources and infrastructure for medical treatment, (ii) measures to protect employment and support businesses including ensuring the availability of interest-free, unsecured loans, deferral of national taxes and social security premiums for affected businesses and cash payments to all residents in Japan and small and medium-sized businesses affected by COVID-19, (iii) demand stimulus measures to be implemented after the pandemic is contained targeting affected industries such as tourism, transportation, food services and entertainment as well as regional economic development, (iv) measures to develop a resilient economic structure including support for development of business supply chains, support for agricultural exports and domestic supply and promotion of digital technologies in education and business and (v) securing contingency funds to address COVID-19. On December 8, 2020, the Prime Minister of Japan at the time, SUGA Yoshihide, announced Comprehensive Economic Measures to Secure People`s Lives and Livelihoods toward Relief and Hope, including (i) containment measures for COVID-19 pandemic, (ii) measures to promote economic structural change and positive cycles for Post-Corona era, (iii) measures to secure safety and relief, including disaster prevention and mitigation and promotion of national land toughening and (iv) proper and timely implementation of the contingency funds for measures against COVID-19. In connection with these measures, the Diet approved three supplementary budgets for JFY 2020 in April and June 2020 and January 2021. The total expenditures from the general account increased to ¥175.7 trillion with these supplementary budgets. The expenditures increases in the supplementary budgets were largely financed through issuance of government bonds.

The fiscal and financial operations of the government and its agencies are budgeted and recorded in the following three sets of accounts:

•	General Account. The general account is used primarily to record operations in basic areas of governmental activity.

•

Special Accounts.    The accounts of the central government consist of the general account and special accounts. Special accounts can be set up to carry out specific projects, to manage specific funds, and for other purposes. Special accounts can be set up when the government (i) implements a specific program such as insurance and public works, (ii) possesses and manages special funds such as Fiscal Loan Program Funds and Foreign Exchange Funds, and (iii) uses a certain revenue to secure a special expenditure and thus needs to deal with such revenue and expenditure on a separate basis from the general revenue and expenditure such as Local Allocation and Local Transfer Tax and Government Bonds Consolidation Funds. As of September 2022, the government had 13 special accounts.

•	Government-Affiliated Agencies. The government-affiliated agencies are government-owned corporations which consist of three financial corporations.

The settlement of accounts for revenues and expenditures is made by the Ministry of Finance, based on reports submitted by the respective Ministers. The settlement of accounts is required by law to be audited annually in detail by the Board of Audit, an organ independent of the Cabinet, and submitted by the Cabinet to the Diet in the following fiscal year.

The following tables set forth information with respect to the General Account, the Special Accounts and the Government Affiliated Agencies for JFY 2017 through JFY 2022, and the budget for JFY 2023.

Summary of Consolidated General and Special Accounts(a)

	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022 (Provisional results as of December 31, 2022)	JFY 2023 Initial Budget

	(in billions of yen)
REVENUES
Total Revenues, General Account	¥103,644	¥105,697	¥109,162	¥184,579	¥169,403	¥161,716	¥114,381
Total Revenues, Special Accounts	386,487	381,177	386,552	417,561	455,554	458,196	444,598
Less: Inter-Account Transactions(b)	245,402	243,007	244,423	248,863	302,306	300,275	305,484

Total Consolidated Revenues	¥244,729	¥243,868	¥251,292	¥353,277	¥322,651	¥319,637	¥253,495

EXPENDITURES
Total Expenditures, General Account	¥98,116	¥98,975	¥101,366	¥147,597	¥144,650	¥160,517	¥114,381
Total Expenditures, Special Accounts	374,150	368,936	374,170	404,519	441,081	448,384	441,909
Less: Inter-Account Transactions(b)	242,877	241,249	242,631	246,270	300,383	298,849	302,647

Total Consolidated Expenditures	¥229,389	¥226,661	¥232,905	¥305,846	¥285,348	¥310,052	¥253,643

Surplus of Consolidated Revenues over Consolidated Expenditures	¥15,340	¥17,206	¥18,387	¥47,431	¥37,303	¥9,584	¥(148)

(a)	Because of the manner in which the government accounts are kept, it is not practicable to show a consolidation of the Government Affiliated Agencies with the General and Special Accounts.

(b)	Inter-Account Transactions include transfers between the General Account and the Special Accounts, transfers between the Special Accounts, and transfers between sub- accounts of the Special Accounts.

Source: Budget, Ministry of Finance.

General Account

	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022 Revised Budget(a)	JFY 2023 Initial Budget

	(in billions of yen)
REVENUES
Tax and Stamp Revenues	¥58,787	¥60,356	¥58,442	¥60,822	¥67,038	¥68,359	¥69,440
Carried-over Surplus	5,232	5,528	6,723	7,796	36,981	2,326	—
Government Bond Issues	33,555	34,395	36,582	108,554	57,655	62,479	35,623
Income from Operations	50	51	51	46	61	51	51
Gains from Deposition of Assets	278	268	226	293	319	306	671
Miscellaneous Receipts	5,741	5,098	7,139	7,068	7,349	5,698	8,597

Total Revenues	¥103,644	¥105,697	¥109,162	¥184,579	¥169,403	¥139,220	¥114,381

EXPENDITURES
Local Allocation Tax Grants, etc.	¥15,567	¥16,026	¥16,032	¥16,256	¥19,558	¥17,513	¥16,399
National Debt Service	22,521	22,529	22,286	22,326	24,589	24,072	25,250
Social Security	32,521	32,569	33,501	42,998	50,161	40,939	36,889
Public Works	6,912	6,913	7,610	8,413	8,600	8,053	6,060
Education and Science	5,703	5,748	5,911	9,194	7,956	8,813	5,416
National Defense	5,274	5,475	5,627	5,505	6,014	5,810	10,169
Former Military Personnel Pensions	286	241	202	169	140	122	97
Economic Assistance	651	642	653	763	669	847	511
Food Supply	1,181	1,122	1,121	1,498	1,772	1,761	1,265
Energy	969	973	1,049	1,027	1,267	2,197	854
Promotion of SMEs	319	525	779	16,257	9,944	1,419	170
Miscellaneous	6,211	6,212	6,596	23,190	13,980	15,914	5,800
Contingency funds for measures against the COVID-19 and soaring crude oil and commodity prices	—	—	—	—	—	9,860	4,000
Contingency funds for Economic Emergency including the impact from the Ukraine crisis	—	—	—	—	—	1,000	1,000
Contingencies	—	—	—	—	—	900	500

Total Expenditures	¥98,116	¥98,975	¥101,366	¥147,597	¥144,650	¥139,220	¥114,381

Surplus of Revenues over Expenditures	¥5,528	¥6,723	¥7,796	¥36,981	¥24,754	¥—	¥—

(a)

As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2022 General Accounts are not available. Reflect the revised budget for JFY 2022 approved by the Diet on December 2, 2022.

Source: Budget, Ministry of Finance.

Special Accounts

	JFY 2017		JFY 2018		JFY 2019		JFY 2020		JFY 2021		JFY 2022 Revised Budget(a)		JFY 2023 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.

	(in billions of yen)
Fiscal Investment and Loan Program	¥28,207	¥27,409	¥26,070	¥25,175	¥28,484	¥27,873	¥52,366	¥51,967	¥35,860	¥35,346	¥36,064	¥36,027	¥24,988	¥24,937
Government Bonds Consolidation Fund	191,227	188,134	186,158	183,082	186,970	183,878	188,973	185,921	239,702	236,623	237,174	237,174	239,474	239,474
Foreign Exchange Fund	2,808	70	3,101	85	3,599	160	3,133	234	2,475	177	2,491	1,147	2,988	2,419
Local Allocation and Local Transfer Tax	52,517	51,780	52,483	51,596	51,985	51,488	51,978	50,829	55,326	53,632	53,436	51,966	51,177	49,544
Measure for Energy	10,191	9,742	10,613	10,158	10,887	10,377	11,155	10,618	11,649	10,914	14,053	14,053	14,059	14,059
Pensions	90,158	87,413	91,700	89,464	93,209	90,919	94,591	91,804	96,376	92,725	97,045	97,045	99,506	99,506
Stable Supply of Foodstuff	979	842	970	814	968	851	926	821	980	913	1,316	1,314	1,531	1,528
Debt Management of National Forest and Field Service	342	342	349	349	356	356	363	363	360	360	353	353	344	344
Automobile Safety	625	431	672	451	684	500	651	434	559	395	520	449	522	456
Labor Insurance	6,040	5,656	6,073	5,735	6,371	5,928	10,589	9,519	10,486	8,610	8,855	8,034	8,952	8,657
Reconstruction from the Great East Japan Earthquake	2,924	2,188	2,532	1,868	2,587	1,677	2,498	1,854	1,430	1,112	922	922	730	730
Others	469	143	456	158	452	164	338	153	353	273	300	264	327	254

Total Revenues and Expenditures(b)	¥386,487	¥374,150	¥381,177	¥368,936	¥386,552	¥374,170	¥417,561	¥404,519	¥455,554	¥441,081	¥452,529	¥448,751	¥444,598	¥441,909

(a)

As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2022 Special Accounts are not available. Reflect the revised budget for JFY 2022 approved by the Diet on December 2, 2022.

(b)	Without adjustment for inter-account transactions. Total Revenues and Expenditures may differ from the actual totals of the listed accounts due to rounding.

Source: Budget, Ministry of Finance.

Government Affiliated Agencies

	JFY 2017		JFY 2018		JFY 2019		JFY 2020		JFY 2021		JFY 2022 Revised Budget(a)		JFY 2023 Initial Budget
	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.	Rev.	Exp.

	(in billions of yen)
Total	¥1,130	¥962	¥1,231	¥1,064	¥1,265	¥1,064	¥1,096	¥804	¥996	¥665	¥2,005	¥2,519	¥2,234	¥2,646

(a)

There were no revisions to the relevant information for Government Affiliated Agencies in the first and the second revised budget for JFY 2022 approved by the Diet on May 31, 2022 and December 2, 2022, respectively. As of the date of this Annual Report on Form 18-K, details for the provisional results for JFY 2022 Government Affiliated Agencies are not available.

Source: Budget, Ministry of Finance.

Tax Structure

The central government derives tax revenues (including stamp revenues) through taxes on income, consumption and property, etc. The taxes on income, consumption and property (including stamp revenues, etc.) account for 53.7%, 41.2% and 5.0%, respectively, of the total central government taxes and stamp revenues in the JFY 2023 initial national budget.

The individual national income tax is progressive, with rates currently ranging from 5% to 45% of taxable income, and the local taxes are a 10% single rate. Interest income is generally taxed at the rate of 20.315%, including both national and local taxes, separately from other types of income, and subject to certain exemptions. The statutory national corporate income tax rate was reduced from 23.4% in JFY 2016 to 23.2% in JFY 2018, except that, for small and medium corporations, the first ¥8 million of income is taxed at 15%. In addition, corporations are subject to local income taxation. The effective corporate income tax rate (national and local) was reduced from 29.97% in JFY 2016 to 29.74% in JFY 2018.

Comprehensive Reform of Social Security and Tax. Japan’s fiscal conditions face challenges, with its tax revenues covering about 61% of its expenditures under the initial budget for JFY 2023, and with the ratio of long-term debt outstanding of central and local governments to gross domestic product having reached 219% at the end of JFY 2022. The ratio of long-term debt outstanding of central and local governments to gross domestic product is expected to be increased to 224% at the end of JFY 2022 and JFY 2023. Such ratio may further increase in subsequent fiscal years due to the negative impact of COVID-19 on gross domestic product and additional government debt issued in connection with stimulus measures implemented in response to COVID-19. See also “Japan’s Public Debt” below. The Government of Japan seeks to tackle these fiscal challenges through the “comprehensive reform of social security and tax”, which was approved by the Diet in August 2012, and thereby maintain the market’s and the international community’s confidence in Japan and build the foundation for stable economic growth. In the reform, the government planned to set aside consumption tax revenues for social security payments, and, on the condition that the economic situation improves, gradually increase the consumption tax rate to 8% in April 2014 and to 10% in October 2015. In accordance with the plan, the consumption tax rate was increased to 8% in April 2014. However, the government decided to postpone the implementation date of the further consumption tax hike to 10% from October 1, 2015 to April 1, 2017, as a result of taking comprehensive account of the economic condition and other factors, and on June 1, 2016, the then current Japan Prime Minister, ABE Shinzo announced a plan to further postpone the consumption tax hike to 10% from April 1, 2017, to October 1, 2019. The consumption tax rate has been increased to 10% since October 1, 2019.

Fiscal Investment and Loan Program

The Fiscal Investment and Loan Program (the “FILP”) plan is formulated at the same pace as the General Account budget. The FILP plan details the allocation of public funds to various special accounts, government affiliated agencies, local governments, public corporations and other public institutions.

Under the FILP plan, funds are supplied to government-related entities such as public corporations, government affiliated agencies, special accounts and local governments. The total amount of the initial plan for JFY 2023 is ¥16,269 billion. The sources of funds for the initial plan in JFY 2023 are Fiscal Loan (¥12,710 billion), Industrial Investment (¥430 billion), Government-Guaranteed domestic bonds (¥1,783 billion), Government-Guaranteed foreign bonds (¥1,307 billion) and Government-Guaranteed long-term borrowings in foreign currencies (¥40 billion). The Fiscal Loan utilizes the Fiscal Loan Fund consisting of funds procured through the issuance of FILP bonds and reserves or surplus funds deposited from government special accounts to provide long-term, fixed and low-interest loans to such entities as special government accounts, local governments, government-affiliated agencies and incorporated administrative agencies.

The following table (the “FILP Classification Table by Purpose”) shows the uses of funds allocated under the initial plan for the periods indicated.

(Note)

The FILP Classification Table by Purpose has been prepared and published to specify fields where FILP contributes to the national economy or livelihood. Classification of the table had been almost the same from JFY 1961 to JFY 2014. However, since the classification became to be inappropriate for reflecting realities of recent FILP-target projects, it was revised in JFY 2015 by sorting out the classification or putting some classifications together.

Old classification	JFY 2011	JFY 2012	JFY 2013	JFY 2014

	(in billions)
Housing	¥578	¥923	¥929	¥942
Living environment	2,725	2,713	2,805	2,306
Social welfare	550	743	703	920
Education	1,176	1,232	1,522	1,278
Small and medium enterprises	3,627	4,323	4,197	3,861
Agriculture, forestry and fisheries	345	373	407	476
National land conservation/disaster recovery	180	645	348	477
Road construction	2,248	2,813	2,939	2,270
Transportation/communications	408	384	519	629
Regional development	467	447	372	259
Industry/technology	625	2,015	2,005	1,448
Trade/economic cooperation	1,978	1,039	1,644	1,313

Total	¥14,906	¥17,648	¥18,390	¥16,180

New classification	JFY 2014	JFY 2015	JFY 2016	JFY 2017	JFY 2018	JFY 2019	JFY 2020	JFY 2021	JFY 2022	JFY 2023

		(in billions)
SMEs and micro enterprises	¥3,750	¥3,448	¥3,182	¥2,969	¥2,912	¥2,997	¥2,903	¥14,521	¥3,567	¥4,972
Agriculture, forestry and fisheries	318	280	322	339	573	604	590	759	699	796
Education	1,134	1,038	1,055	932	943	930	898	4,859	5,671	805
Welfare/medical care	772	773	811	670	627	541	477	2,042	1,044	436
Environment	50	61	61	64	61	33	54	57	93	101
Industry/innovation	834	939	864	822	919	1,019	1,166	1,213	1,009	1,052
Housing	849	742	621	541	461	546	521	792	815	768
Social capital	4,467	3,999	3,087	5,093	4,761	3,745	3,752	3,065	2,634	2,921
Overseas investment and loans	1,547	1,378	2,000	2,455	2,003	1,857	2,039	2,029	2,472	3,543
Others	2,460	1,964	1,477	1,243	1,204	849	821	11,568	884	875

Total	¥16,180	¥14,622	¥13,481	¥15,128	¥14,463	¥13,119	¥13,220	¥40,906	¥18,886	¥16,269

DEBT RECORD

There has been no default in the payment of interest or principal of any internal Japanese government obligation since the establishment of the modern Japanese state in 1868 or of any external Japanese government obligation within a period of 20 years prior hereto.

JAPAN’S PUBLIC DEBT

The following table summarizes, as of the dates indicated, the outstanding direct internal and external funded and floating debt of Japan. The term “floating debt” is used herein to mean all debt with maturities of one year or less from the date of issue. All other debt is classified as “funded debt.” Detailed debt tables are presented below.

Outstanding General Bonds are expected to reached ¥1,068 trillion at the end of JFY 2023. The amount of public bonds issued by the Japanese government as a percentage of its general account total revenues was 44.9% under the revised budget for JFY 2022 (reflecting the first and second supplementary budgets approved on May 31, 2022 and December 2, 2022, respectively) and 31.1% under the initial budget for JFY 2023. The amount of General Bond issuances in the JFY 2023 initial budget is ¥35,623 billion and is less than the JFY 2022 revised budget level of ¥62,479 billion.

Summary of Japan’s Public Debt

	Funded		Floating Internal
At the end of JFY	Internal	External
	(in billions)	(in thousands)	(in billions)
2018	954,863	—	148,491
2019	965,926	—	148,614
2020	993,542	—	222,921
2021	1,037,735	—	203,572
2022	1,072,905		197,594

As of March 31, 2023 Japan had guaranteed payment of principal and interest of various internal yen obligations in the aggregate principal amount of ¥20,729 billion and of various external obligations aggregating the equivalent of ¥7,084 billion.

The following table sets forth the aggregate annual payments of principal in respect of the direct internal funded debt of Japan outstanding as of March 31, 2023 for the periods indicated.

Principal Payments on Direct Funded Debt of Japan

JFY	Internal
(in billions)
2023	¥114,899
2024	111,124
2025	81,856
2026	82,547
2027 to 2061	682,438

Total	¥1,072,864

INTERNAL DEBT

Direct Debt of the Japanese Government

Funded Debt

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2023 (in millions)
1. Bonds
Interest-Bearing Treasury Bond — 40 years, 15 Series (0.4-2.4%)	2007-2023	2048-2062	¥40,240,800
Interest-Bearing Treasury Bond — 30 years, 77Series (0.3-2.9%)	1999-2023	2029-2052	164,360,642
Interest-Bearing Treasury Bond — 20 years, 122 Series (0.2-2.4%)	2003-2023	2023-2042	296,896,842
Interest-Bearing Treasury Bond — 15 years, 1 Series (variable rate)	2008	2023	376,800
Interest-Bearing Treasury Bond — 10 years, 41 Series (0.1-0.8%)	2013-2023	2023-2032	323,874,042
Interest-Bearing Treasury Bond for Individual Investors — 10 years, 114 Series (variable rate)	2013-2023	2023-2033	10,023,702
Inflation-Indexed Bonds —10 years, 11 Series (0.005-0.2%)	2013-2023	2023-2032	12,676,130
Interest-Bearing Treasury Bond — 5 years, 21 Series (0.005-0.3%)	2018-2023	2023-2027	138,002,014
Interest-Bearing Treasury Bond for Individual Investors — 5 years, 60 Series (0.05-0.18%)	2018-2023	2023-2028	993,221
Interest-Bearing Treasury Bond for Individual Investors — 3 years, 36 Series (0.05%)	2020-2023	2023-2026	1,562,190
Interest-Bearing Treasury Bond — 2 years, 24 Series (0.005%)	2021-2023	2023-2025	73,629,459
6% Bereaved Family Treasury Bond, 9 Series	2014-2022	2023-2031	1
6% Repatriation Treasury Bond, 1 Series	2014	2024	0
Non-interest Special Benefit Treasury Bond, 1 Series	2013	2023	0
Non-interest Special Benefit Treasury Bond IV, 2 Series	2013-2016	2023-2026	2
Non-interest Special Benefit Treasury Bond X, 2 Series	2013-2016	2023-2026	11
Non-interest Special Benefit Treasury Bond XIII, 1 Series	2021	2026	32
Non-interest Special Benefit Treasury Bond XVII, 2 Series	2013-2016	2023-2026	74
Non-interest Special Benefit Treasury Bond XXII, 5 Series(a)	2013-2017	2023-2027	350

Title and Interest Rate	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2023 (in millions)
Non-interest Special Benefit Treasury Bond XXVII, 8 Series(a)	2013-2022	2023-2032	10,192
Non-interest Special Benefit Treasury Bond XXIX, 1 Series	2021	2026	139
Non-interest Treasury Bond for Special Condolence XI, 1 Series	2020	2025	110,755

Total Bonds			¥1,062,757,397

2. Borrowings
Former Temporary Military Expenditure(b)	1943-1945		¥41,422
Allotment of Local Allocation and Local Transfer Tax	2007	2037	8,174,341
Former National Centers for Advanced and Specialized Medical Care	2010	2024-2035	15,516
Special Account for Energy Policy (0.01-1.2%)	2010-2023	2023-2037	91,227
Special Account for Stable Food Supply (0.0-1.2%)	2011-2023	2024-2036	29,782
Special Account for National Forest Debt Management (0.0-0.06%)	1996-2023	2023-2033	1,125,041
Special Account for Motor Vehicle Safety (0.0-0.8%)	2004-2023	2024-2041	670,561
Total Borrowings			¥10,147,889

Total Direct Internal Funded Debt			¥1,072,905,287

(a)

The amounts outstanding for Non-interest Special Benefit Treasury Bond XXII, 6 Series and for Non-interest Special Benefit Treasury Bond XXVII, 7 Series are higher than the amounts outstanding for the other Non-interest Special Benefit Treasury Bond series listed in this table because these bonds relate to “special benefit for the wives of the war dead, etc.”, for which benefit payments are high compared to other special benefits.

(b)

Represents borrowings by the government from special corporations of currencies of areas under Japanese control during World War II. The maturity of such borrowings and other matters relating to such borrowings remain undetermined.

Floating Debt

Title	Interest	Year of Maturity	Principal Amounts Outstanding as of March 31, 2022 (in millions)
1. Bonds
Treasury Discount Bills
Food Financing Bills	Non-interest bearing	2023	234,000
Foreign Exchange Fund Financing Bills	Non-interest bearing	2023	83,104,920
Petroleum Financing Bills	Non-interest bearing	2023	1,160,400
Treasury Bills, 19 Series	Non-interest bearing	2023-2024	65,297,640
Note in Substitution for Currency of the International Monetary Fund	Non-interest bearing	Payable on demand	4,000,747
Note in Substitution for Currency of the International Development Association	Non-interest bearing	Payable on demand	58,905
Note for Contribution to the Special Funds of the Asian Development Bank	Non-interest bearing	Payable on demand	26,822
Note in Substitution for Currency of the African Development Fund	Non-interest bearing	Payable on demand	39,025
Note in Substitution for Currency of the International Fund for Agricultural Development	Non-interest bearing	Payable on demand	4,564
Note in Substitution for Currency of the Global Environment Facility Trust Fund of the International Bank for Reconstruction and Development	Non-interest bearing	Payable on demand	40,575
Note in Substitution for Currency of the Multilateral Investment Guarantee Agency	Non-interest bearing	Payable on demand	721
Note in Substitution for Currency of the Green Climate Fund	Non-interest bearing	Payable on demand	59,344
Government Bonds issued to Development Bank of Japan	Non-interest bearing	Payable on demand	1,324,665
Government Bonds issued to Nuclear Damage Liability Facilitation Fund	Non-interest bearing	Payable on demand	2,772,600

Total Bonds			¥158,124,928

2. Borrowings
Special Account for Local Allocation Tax	0.000-0.3%	2023	¥29,612,295
Special Account of Pension	0.3%	2023	1,436,702
Special Account for Energy Policy	0.000%	2023-2024	8,419,822

Total Borrowings			¥39,468,819
Total Direct Internal Floating Debt			¥197,593,747

Total Direct Internal Debt			¥1,270,499,033

Debt Guaranteed by the Japanese Government

Title	Interest	Year of Issue	Year of Maturity	Principal Amounts Outstanding as of March 31, 2023 (in millions)
1. Bonds Issued by Government-Affiliated Corporations

Japan Finance Corporation	0.001-0.911%	2013-2021	2023-2031	¥555,000
Japan Expressway Holding and Debt Repayment Agency	0.001-2.700%	2006-2023	2023-2061	11,915,500
Japan Housing Finance Agency	0.001-1.223%	2021-2023	2026-2043	460,000
New Kansai International Airport Co., Ltd.	0.105-2.400%	2007-2019	2023-2029	204,100
Development Bank of Japan	0.001-2.200%	2008-2022	2023-2062	1,105,000
Deposit Insurance Corporation of Japan	0.001-0.100%	2019-2022	2023-2024	1,070,000
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0.001%	2020-2022	2023-2026	800,000
Private Finance Initiative Promotion Corporation of Japan	0.001-0.145%	2017-2021	2026-2027	88,000
Japan Overseas Infrastructure Investment Corporation for Transport & Urban Development	0.695%	2023	2033	5,000
Fund Corporation for the Overseas Development of Japan’s ICT and Postal Services Inc.	0.110-0.504%	2021-2022	2031-2032	20,000
Organization for Promoting Urban Development	0.020-1.183%	2013-2023	2023-2043	115,800
Central Japan International Airport Co., Ltd.	0.001-0.700%	2014-2023	2024-2042	154,500
Japan Finance Organization for Municipalities	0.001-0.911%	2013-2021	2023-2030	3,255,000

Total				¥19,747,900

2. Borrowings of Government-Affiliated Corporations

Incorporated Administrative Agency — Farmers Pension Fund	0%	2021-2023	2023-2024	¥173,800
Japan Organization for Metals and Energy Security	0%	2022-2023	2023-2024	574,731
Banks’ Shareholdings Purchase Corporation	0%	2022	2023	—
Deposit Insurance Corporation of Japan	0%	2022	2023	16,000
Japan Investment Corporation	0%	2021	2022	—
Nuclear Damage Compensation and Decommissioning Facilitation Corporation	0%	2022	2023	200,000
The Corporation for Revitalizing Earthquake-Affected Business	0%	2022	2023	11,700
Organization for Promoting Urban Development	0%	2021	2025	5,200

Total				¥981,431
Total Internal Debt Guaranteed by the Japanese Government				¥20,729,331

EXTERNAL DEBT

Debt Guaranteed by the Japanese Government

	Interest	Year of Loan	Year of Maturity	Principal Amounts Outstanding as of March 31, 2023 (in thousands)
Japan Bank for International Cooperation	0.375-4.375%	2013-2023	2023-2031	$43,800,000
	0.375%	2021	2026	£250,000
	1.500-3.125%	2022-2023	2028-2029	€2,000,000
Japan International Cooperation Agency	1.000-3.375%	2016-2022	2026-2031	$3,480,000
Development Bank of Japan	0.500-3.250%	2014-2022	2023-2031	$13,150,000
	4.750%	2007	2027	€700,000
	1.050-2.300%	1998-2006	2023-2028	¥175,000,000

Totals by currency				$60,430,000
				£250,000
				€2,700,000
				¥175,000,000

SUBSCRIPTIONS TO INTERNATIONAL FINANCIAL ORGANIZATIONS

The following table sets forth information relating to Japan’s obligations to contribute to the capital and financing requirements of international financing organizations in which it participates as of March 31, 2023.

Organization	Subscription Amount
(in USD millions)
International Monetary Fund	$41,461(a)
International Bank for Reconstruction and Development	24,113(b)
International Development Association	49,373(c)
International Finance Corporation	1,800(d)
Multilateral Investment Guarantee Agency	97(e)
International Fund for Agricultural Development	644(f)
Asian Development Bank	22,047(g)
African Development Bank	10,429(h)
African Development Fund	4,533(i)
European Bank for Reconstruction and Development	2,710(j)
Inter-American Development Bank	8,878(k)
Inter-American Investment Corporation	90(l)
Multilateral Investment Fund	655(m)

(a)	Equivalent of SDR 30,820.5 million as of March 31, 2023.

(b)	As stated in IBRD Financial Statements as of June 30, 2022.

(c)	As stated in IDA Financial Statements as of June 30, 2022.

(d)	As stated in IFC Financial Statements as of June 30, 2022.

(e)	As stated in MIGA Financial Statements as of June 30, 2022.

(f)	As stated in IFAD Financial Statements as of December 31, 2020.

(g)	As stated in ADB Financial Statements as of December 31, 2022.

(h)	As stated in AfDB Financial Statements as of December 31, 2022. Equivalent of UA 7,836 million.

(i)	As stated in AfDF Financial Statements as of December 31, 2022. Equivalent of UA 3,406 million.

(j)	As stated in EBRD Financial Statements as of December 31, 2022. Equivalent of € 2,557 million.

(k)	As stated in IDB Financial Statements as of December 31, 2022.

(l)	As stated in IIC Financial Statements as of December 31, 2022.

(m)	As stated in MIF Financial Statements as of December 31, 2022.